Exhibit 99.1

Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars)

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Deloitte LLP 410 W. Georgia Street Vancouver BC V6B 0S7 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Independent Auditor’s Report

To the Shareholders and the Board of Directors of

Santacruz Silver Mining Ltd.

Opinion

We have audited the consolidated financial statements of Santacruz Silver Mining Ltd. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2024 and 2023 and January 1, 2023, and the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity (deficiency) and cash flows for the years ended December 31, 2024 and 2023, and notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024 and 2023 and January 1, 2023, and its financial performance and its cash flows for the years ended December 31, 2024 and 2023 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

We draw attention to Note 3 to the financial statements, which explains that certain comparative information presented as of and for the year ended December 31, 2023 and as of January 1, 2023 has been restated. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2024. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

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Joint arrangements – Refer to Note 3(ii), Note 5

Key Audit Matter Description

The Company owns 100% of Illapa whose operations are part of a joint association agreement (“joint agreement”) in which the Company has a 45% interest and the remaining 55% interest is held by Corporación Minera de Bolivia (“COMIBOL”) (collectively “joint operation”). The joint agreement establishes that the Company will transfer its 45% ownership of all the fixed assets of the joint operation to COMIBOL at the end of the agreement. The consideration that is due to the Company is based on the capital expenditures incurred in the period between 2020 and 2027 which represents a residual value of the fixed assets. To determine the residual value of the fixed assets management estimates the timing of payment which is based on cashflow expectations and the fair value of such fixed assets.

Management was required to make judgments to determine the accounting treatment of the payments to be received for the transfer of its 45% ownership of fixed assets and to determine the residual value of the fixed assets. Auditing the accounting treatment and the residual value of the fixed assets required an increased extent of audit effort, including the need to involve technical accounting specialists.

How the Key Audit Matter was Addressed in the Audit

Our audit procedures related to the determination of the accounting treatment of the payments to be received and the residual value of the fixed assets included the following, among others:

●	With the assistance of technical accounting specialists, evaluated the accounting treatment by analyzing specific facts and circumstances against relevant accounting guidance.
●	Evaluated the residual value of the fixed assets by:
	○	Testing the source information (capital expenditures and useful lives) underlying management’s estimates of the fair value of such fixed assets by comparing to fixed asset register;
	○	Assessing the reasonableness of the estimated timing of payment by comparing the underlying forecasted cashflows to historical results and mineral resource estimates reports.

Consideration payable - Refer to Note 10

Key Audit Matter Description

The Company entered into a binding term sheet with Glencore plc. (“Glencore”) which resulted in a definitive omnibus agreement that required the Company to make payments to Glencore. The consideration payable to Glencore consists of two portions, a Base Purchase Price (“BPP”) and a contingent value right (“CVR”). The fair value of the BPP is estimated using a discounted cash flow method; while the fair value of the CVR is estimated using a Monte Carlo model using key inputs and assumptions including: a zinc spot price, expected price of zinc in each year until December 31, 2032, market risk-free rate, credit spread , volatility and variability of historical zinc prices.

While there are several inputs that are required to determine the fair value of the consideration payable, the estimates and assumptions with the highest degree of subjectivity and judgment are the discount rates used to determine BPP and CVR and the expected future price of zinc and the volatility and variability of historical zinc prices used to determine CVR (“key assumptions”). Auditing the key assumptions required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures which resulted in an increased extent of audit effort, including the involvement of fair value specialists.

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How the Key Audit Matter Was Addressed in the Audit

Our audit procedures related to the key assumptions used to determine the fair value of the consideration payable included the following, among others:

With the assistance of fair value specialists:

●	Assessed the discount rates used, by testing the source information underlying the determination of the discount rates and developing a range of independent estimates and compared it to the discount rates selected by management;

●	Evaluated the reasonableness of the expected future price of zinc by obtaining independent estimates using market sources and extrapolating these prices using industry standard forward pricing methodology;

●	Assessed the variability of historical zinc prices from which the volatility is calibrated by considering historical data.

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

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As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is David Macdonald.

/s/ Deloitte LLP

Chartered Professional Accountants

May 28, 2025

Vancouver, British Columbia

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SANTACRUZ SILVER MINING LTD.

Consolidated Statements of Financial Position

As at December 31, 2024, December 31, 2023 and January 1, 2023

(Expressed in thousands of US dollars)

	Note	December 31, 2024	December 31, 2023 Restated Note 3	January 1, 2023 Restated Note 3
		$	$	$
ASSETS
Current
Cash and cash equivalents		35,721	4,947	4,609
Marketable securities		-	60	2,769
Trade and other receivables	6	99,854	66,752	99,104
Inventories	7	32,437	33,288	29,737
Prepaid expenses and deposits		5,656	5,536	5,871
Assets classified as held for sale		-	-	3,841
		173,668	110,583	145,931

Trade and other receivables	6	30,556	41,806	20,258
Mineral properties, plant and equipment	8	144,733	141,765	159,480
Goodwill		15,466	15,466	21,938
Deferred income tax asset	18	9,602	7,151	352
Total assets		374,025	316,771	347,959

LIABILITIES
Current
Trade payables and accrued liabilities	9	41,329	55,853	74,631
Consideration payable	10	10,000	49,637	94,167
Loans payable	11	16,432	17,027	17,315
Current income taxes payable	18	45,450	21,440	14,607
Other liabilities	12	13,522	14,401	12,666
Decommissioning and restoration provision	13	639	1,396	-
Liabilities associated with held for sale		-	-	20,230
		127,372	159,754	233,616

Trade payables and accrued liabilities	9	8,608	3,418	3,418
Consideration payable	10	34,783	113,351	67,370
Loans payable	11	3,137	748	4,258
Other liabilities	12	22,508	31,956	19,916
Decommissioning and restoration provision	13	25,037	22,111	20,618
Deferred income tax liability	18	21,233	19,211	21,806
Total liabilities		242,678	350,549	371,002

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	14	139,080	138,014	136,122
Equity reserves		8,274	8,699	10,318
Retained deficit		(16,007)	(180,491)	(169,483)
Total shareholders’ equity (deficiency)		131,347	(33,778)	(23,043)
Total liabilities and shareholders’ equity		374,025	316,771	347,959

Subsequent event (note 10(a), 11(e) and 18(c))

Approved and authorized for issue on behalf of the Board of Directors on May 28, 2025:

“Arturo Préstamo Elizondo”	“Larry Okada”
Director	Director

The accompanying notes are an integral part of the audited consolidated financial statements.

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SANTACRUZ SILVER MINING LTD.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

For the Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars)

	Note	2024	2023 Restated Note 3
		$	$

Revenues	22	282,987	251,256
Mine operating costs
Cost of sales	15	(206,055)	(199,432)
Depreciation, depletion and amortization	8	(19,706)	(25,959)
Impairment – mine operating costs	8	-	(22,632)
Gross profit		57,226	3,233

General and administrative expenses	16	(24,307)	(26,288)
Share-based compensation expense	21	(105)	(229)
Operating income		32,814	(23,284)
Gain on adjustment to consideration payable	10	133,255	933
Finance costs	17	(18,232)	(4,883)
Foreign exchange gain		44,199	6,727
Marketable securities loss		-	(2,054)
Gain on disposal of assets held for sale		-	14,649
Income (loss) before tax		192,036	(7,912)

Income tax expense	18	(27,552)	(3,096)
Net income (loss) for the year		164,484	(11,008)

Other comprehensive income (loss) that may be reclassified subsequently to net income or loss:
Currency translation differences		(105)	(1,168)
Comprehensive income (loss) for the year		164,379	(12,176)

Net income per share:
Basic	23	0.46	(0.03)
Diluted	23	0.46	(0.03)

Weighted average number of common shares:
Basic		353,755,953	349,941,159
Diluted		356,255,953	352,299,217

The accompanying notes are an integral part of the audited consolidated financial statements.

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SANTACRUZ SILVER MINING LTD.

Consolidated Statements of Cash Flows

For the Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars)

	Note	2024	2023 Restated Note 3
		$	$
Operating activities:
Net income (loss) for the year		164,484	(11,008)
Items not affecting cash:
Depreciation, depletion and amortization	8	19,706	25,959
Impairment – mine operating costs	8	-	22,632
Gain on adjustment to consideration payable	10	(133,255)	(933)
Gain on disposal of assets held for sale		-	(14,649)
Finance costs	17	18,113	4,660
Share-based compensation expense	21	105	229
Marketable securities gain (loss)		-	2,054
Foreign exchange gain		(955)	(1,570)
Income tax expense	18	27,552	3,096
Operating cash flows before non-cash working capital		95,750	30,470
Changes in non-cash working capital:
Trade and other receivables	6	(20,736)	11,394
Inventories	7	851	(3,551)
Prepaid expenses and deposits		(120)	335
Trade payables and accrued liabilities	9	(7,923)	(15,289)
Current income taxes payable	18	(3,971)	(5,657)
Other liabilities	12	(8,981)	12,417
Decommissioning and restoration provision	13	(438)	(528)
Net cash generated by operating activities		54,432	29,591

Investing activities:
Expenditures on mineral properties, plant and equipment	8	(22,619)	(22,135)
Cash received from sale of marketable securities		-	280
Non-cash working capital changes of assets held for sale		-	(1,741)
Proceeds on disposition of mineral properties, plant and equipment	8	1,697	-
Net cash used in investing activities		(20,922)	(23,596)

Financing activities:
Proceeds from exercise of options	14	641	225
Proceeds from exercise of warrants	14	-	987
Proceeds from loans payable	11	59,218	32,057
Repayments of loans payable	11	(59,459)	(37,866)
Lease payments on plant and equipment	12	(2,946)	(1,062)
Net cash used in financing activities		(2,546)	(5,659)

Effect of exchange rate on changes in cash		(190)	2
Net change in cash and cash equivalents		30,774	338
Cash and cash equivalents – beginning of the year		4,947	4,609
Cash and cash equivalents – end of the year		35,721	4,947
Cash paid during the year for:
Interest expense		1,383	1,276
Income taxes		23,356	6,126
Supplemental cash flow information (Note 23)

The accompanying notes are an integral part of the audited consolidated financial statements.

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SANTACRUZ SILVER MINING LTD.

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

For Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, except number of shares)

	Share Capital		Equity reserves
	Shares	Amount	Share-based compensation reserve	Contributed surplus	Accumulated other comprehensive income (loss)	Total equity reserves	Retained earnings (Deficit)	Total shareholders’ equity (deficiency)
	#	$	$	$	$	$	$	$

Balance, January 1, 2023 (Restated)	346,466,638	136,122	13,861	(1,872)	(1,671)	10,318	(169,483)	(23,043)
Shares issued from exercise of options	800,000	416	(191)	-	-	(191)	-	225
Shares issued from exercise of warrants	3,724,500	1,476	(489)	-	-	(489)	-	987
Share-based compensation expense	-	-	229	-	-	229	-	229
Comprehensive Income (loss)	-	-	-	-	(1,168)	(1,168)	(11,008)	(12,176)
Balance, December 31, 2023 (Restated Note 3)	350,991,138	138,014	13,410	(1,872)	(2,839)	8,699	(180,491)	(33,778)

Balance, January 1, 2024	350,991,138	138,014	13,410	(1,872)	(2,839)	8,699	(180,491)	(33,778)
Shares issued from exercise of options	4,864,400	1,066	(425)	-	-	(425)	-	641
Share-based compensation expense	-	-	105	-	-	105	-	105
Comprehensive income (loss)	-	-	-	-	(105)	(105)	164,484	164,379
Expiration of warrants	-	-	(3,821)	3,821	-	-	-	-
Balance, December 31, 2024	355,855,538	139,080	9,269	1,949	(2,944)	8,274	(16,007)	131,347

The accompanying notes are an integral part of the consolidated financial statements.

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SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

1. NATURE OF OPERATIONS

Santacruz Silver Mining Ltd. (the “Company” or “Santacruz”) was incorporated pursuant to the Business Corporations Act of British Columbia on January 24, 2011. The Company’s registered office is located at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, Canada V6E 2J3. The Company is listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “SCZ”.

The Company is engaged in the operation, acquisition, exploration and development of mineral properties in Latin America, with a primary focus on silver and zinc, but also including lead and copper. As at December 31, 2024, the Company had interests in, including mining concession rights, to the following:

●	Sinchi Wayra S.A. (“Sinchi Wayra”), Sociedad Minero Metalurgico Reserva Ltda. and Sociedad Minera Illapa S.A. (“Illapa”) which consist of the following mineral properties and businesses located in Bolivia: the producing Tres Amigos and Colquechaquita mines, collectively the “Caballo Blanco Group”; the producing Bolivar and Porco mines held under an association agreement with Corporación Minera de Bolivia (“COMIBOL”), a Bolivian state-owned entity; the Soracaya exploration project (“Soracaya Project”); the Reserva mine and the San Lucas ore sourcing and trading business collectively (“San Lucas Group”);

●	The producing Zimapan mine located in Mexico held by Carrizal Mining S.A. de C.V. (“Carrizal Mining”); and, the La Pechuga Property and the Santa Gorgonia Prospect, which are exploration properties located in Mexico.

2. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS® Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements have been prepared on a historical cost basis except for certain items that are measured at fair value including marketable securities. All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

References made throughout the consolidated financial statements to “US dollar” or “USD” are to United States dollars, “C$” or “CAD” are to Canadian dollars, “MXN” are to Mexican pesos, “BOB” are to Bolivian bolivianos. All references are in thousands, unless otherwise noted.

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SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

3. RESTATEMENT OF PRIOR YEAR COMPARATIVES

During the year ended December 31, 2024, the Company identified several errors in the previously filed 2023 and 2022 financial statements. The Company has determined that a correction was required and as such, has restated its previously reported consolidated financial statements as at and for the year ended December 31, 2023 and the consolidated statement of financial position as at January 1, 2023. The nature and impact of the corrections are described below:

(i)	Joint Operation Adjustments: The Illapa entity is 100% owned by the Company however its operations are part of a joint association agreement in which the Company has a 45% interest and the remaining 55% interest is held by Corporación Minera de Bolivia (“COMIBOL”). The joint association agreement meets the definition of a Joint Operation in accordance with IFRS 11 Joint Arrangements, and the Company recognizes its 45% share of the operation’s assets, liabilities, revenues and expenses arising from the Joint Operation. The Company is solely responsible for certain transactions made by the Illapa entity, and for these transactions, the assets, liabilities, revenues and expenses are recognized at 100% in the Company’s Financial Statements and result in balances payable to or owed from COMIBOL. The net amount due to/from COMIBOL from differences in the participation share of certain transactions has been recognized as a non-current other asset or liability.

The errors identified affect multiple lines in the consolidated financial statements due to incorrectly accounting for the proportion of the Company’s interest in certain assets, liabilities, income and expenses of the Joint Operation. The Company previously recorded 100% of the Illapa entity’s foreign exchange gain/loss, additions to mineral properties, plant and equipment and certain intercompany expenses which form part of the Joint Operation and should have been recognized at 45%, the Company’s proportional interest. The adjustments have resulted in decreasing total assets by $2,106 in 2023 and increasing total assets by $5,158 as at January 1, 2023, an increase in total liabilities of $9,460 as at December 31, 2023 and $6,001 as at January 1, 2023, and a decrease in comprehensive income of $10,725 in 2023. The 2023 opening balance of the retained deficit decreased by $843 as a result of the joint operation adjustments. See column (i) in the table below for details of the lines affected.

(ii)	CAPEX Receivable & PPA Adjustment: The Illapa Joint Operation’s association agreement establishes that the Company will transfer its 45% ownership of all the fixed assets of the joint operation to COMIBOL at the end of the agreement. COMIBOL will compensate the Company for the asset transfer at different points in time throughout the agreement by either making payments to the Company or reducing the amount payable to COMIBOL for its 55% interest in the joint operation.

The amounts receivable from COMIBOL have been separated into two different categories, the initial investment period and the continuing investment period, as classified in the joint association agreement. There was no adjustment to the initial investment period receivable.

The continuing investment period’s CAPEX receivable is a payment of 45% of the capital expenditures incurred between 2020 to 2027. The receivable amount of this period’s expenditures becomes available to the Company to offset against amounts due to COMIBOL for its 55% interest at different points in time from 2024 to 2028 if the operation generates positive cash flows. If the joint operation does not generate enough positive cash flows to offset the amount receivable from the continuing investment period, the remaining amounts will be paid at the end of the agreement.

Since the continuing investment period receivable is compensation for the transfer of the Company’s 45% interest in mineral properties, plant & equipment to COMIBOL at the end of the contract, this amount should not have been recognized as a receivable but rather as part of the residual value of the assets. The residual value has been recognized as a non-depletable mineral properties, plant and equipment balance. Since the amount that will ultimately be received at the end of the agreement will vary depending on the actual CAPEX investment made and the actual payable amount according to an appraisal process, each period the difference between the initial carrying value and the revised carrying value will be recorded as a prospective adjustment to depreciation expense of MPPE so that at the end of the agreement, the ending value of mineral properties, plant and equipment (“MPPE”) will be equal to the amount receivable from COMIBOL.

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SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

3. RESTATEMENT OF PRIOR PERIOD COMPARATIVES (continued)

The restated CAPEX receivable balance has decreased by $10,375 as at December 31, 2023 and $8,841 as at January 1, 2023. Restated Mineral properties, plant and equipment have increased by $13,493 as at 2023 and $11,710 as at January 1, 2023. The 2023 comprehensive loss has decreased by $249 due to a decrease in depreciation expense partially offset by an increase in Finance costs from accretion of the balance. The January 1, 2023 opening balance of retained deficit has decreased by $2,870. See column (ii) in the table below for details of the lines affected in the 2023 Consolidated Financial Statements.

The adjustments to the CAPEX receivable also triggered an adjustment to the Purchase Price Allocation that was initially recognized in the Sinchi Wayra and Illapa Acquisition in 2022. Upon correcting the CAPEX receivable balance and determining the corresponding tax value of these amounts, an additional $8,017 deferred income tax liability was recognized.

(iii)	Amortization of Purchase Price Allocation (PPA) & Impairment: In the fourth quarter of 2024, the Company identified errors in the depreciation, depletion and amortization expense that were generated from the Sinchi Wayra and Illapa acquisition. The amortization expense was recorded incorrectly due to differences between the local accounting records and the consolidated accounting records. After synchronizing and reconciling the PPA amounts, an additional depletion, depreciation and amortization expense of $6,431 was recognized in 2023 and the retained deficit as at January 1, 2023 was increased by $4,687.

The adjustments to the PPA depreciation and the CAPEX receivable adjustment mentioned in paragraph (ii) above resulted in revised net book values of MPPE and Goodwill causing a $15,078 increase to the impairment charge recognized in 2023 and a decrease in goodwill of $6,472 as at December 31, 2023. The adjustment to depreciation, depletion and amortization expense decreased the deferred tax income tax liability balance by $6,060 as at December 31, 2023 and increased the deferred income tax asset balance by $1,649 as at January 1, 2023. See column (iii) in the table below for details of the lines affected in the 2023 Consolidated Financial Statements.

(iv)	Other Adjustments: The Company identified various errors relating to prior periods caused by differences in the accounting records between the Corporate consolidation records and the local accounting records. As at January 1, 2023 Trade & Other Receivables has decreased by $6,388 and Mineral properties, plant and equipment has decreased by $3,045. The Company identified additional differences in accounting records in 2023 which has resulted in a decrease to Trade & Other Receivables of $7,224.

An adjustment of $8,383 (Jan 1 2023- $5,660) was made to reclassify VAT, withholding taxes and other non-income tax amounts from current taxes payable to current other liabilities and $13,606 ($8,953) from non-current taxes payable to non-current other liabilities.

The cumulative impact of the other adjustments has resulted in an increase to the deferred income tax asset by $4,239 and an increase to the deferred income tax liability of $4,607 as at December 31, 2023, and a decrease of $2,283 in the deferred income tax asset and a decrease in the deferred income tax liability of $1,517 as at January 1, 2023. See column (iv) in the table below for details.

The consolidated statement of cash flow for the year ended December 31, 2023 has been restated to reflect the corrections described above. For the 2023 year, total net cash generated by operating activities decreased by $176. Net cash used by investing activities increased by $466, while net cash used by financing activities decreased by $642. Management believes that the adjustments above did not have a material impact on the Company’s total cash flows used in or provided by operating activities, cash flows used in investing activities, and cash flows provided by financing activities.

The consolidated statement of changes in shareholders’ equity for the year ended December 31, 2023 has been restated for the balances as at January 1, 2023 and December 31, 2023 for corrections to accumulated other comprehensive loss and retained deficit. The cumulative impact of the corrections resulted in an increase of $728 to the opening accumulated other comprehensive loss as at January 1, 2023. Other comprehensive loss for 2023 decreased by $1,726, resulting in a decrease of $998 to the ending accumulated other comprehensive loss as at December 31, 2023. The cumulative impact to the opening retained deficit as at January 1, 2023 increased the balance by $13,035. Net loss for 2023 increased by $27,156, resulting in an increase of $40,191 to the ending deficit as at December 31, 2023.

13

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

3. RESTATEMENT OF PRIOR PERIOD COMPARATIVES (continued)

The following adjustments were made to the Consolidated Statement of Financial Position as at December 31, 2023:

	As at December 31, 2023
	As previously reported	(i) Joint Operation	(ii) Capex Receivable & PPA Adj.	(iii) PPA Amort. & Impairment	(iv) Other Adj.	As restated
	$	$	$	$	$	$
ASSETS
Current
Trade and other receivables	65,264	(306)	4,839	-	(3,045)	66,752
Inventory	33,002	286	-	-	-	33,288
	108,809	(20)	4,839	-	(3,045)	110,583

Trade and other receivables	63,589	(2,390)	(15,214)	-	(4,179)	41,806
Mineral properties, plant and equipment	148,930	2,828	13,493	(21,374)	(2,112)	141,765
Goodwill	13,921	-	8,017	(6,472)	-	15,466
Deferred income tax asset	3,787	(2,524)	-	1,649	4,239	7,151
Total assets	339,036	(2,106)	11,135	(26,197)	(5,097)	316,771
LIABILITIES
Current
Trade payable and accrued liabilities	48,555	6,394	-	-	904	55,853
Taxes payable	29,823	-	-	-	(8,383)	21,440
Other liabilities	5,539	479	-	-	8,383	14,401
	151,977	6,873	-	-	904	159,754

Taxes payable	13,606	-	-	-	(13,606)	-
Other liabilities	12,704	5,646	-	-	13,606	31,956
Deferred income tax liability	15,706	(3,059)	8,017	(6,060)	4,607	19,211
Total liabilities	333,621	9,460	8,017	(6,060)	5,511	350,549
SHAREHOLDERS’ (DEFICIENCY) EQUITY
Equity reserves	7,701	-	-	-	998	8,699
Deficit	(140,300)	(11,566)	3,118	(20,137)	(11,606)	(180,491)
Total shareholders’ equity	5,415	(11,566)	3,118	(20,137)	(10,608)	(33,778)
Total liabilities and shareholders’ equity	339,036	(2,106)	11,135	(26,197)	(5,097)	316,771

14

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

3. RESTATEMENT OF PRIOR PERIOD COMPARATIVES (continued)

The following adjustments were made to the Consolidate Statement of Comprehensive (Loss) for the year ended December 31, 2023:

	For the year-ended December 31, 2023
	As previously reported	(i) Joint Operation	(ii) Capex Receivable & PPA Adj.	(iii) PPA Amort. & Impairment	(iv) Other Adj.	As restated
	$	$	$	$	$	$

Cost of sales	(187,275)	(12,157)	-	-	-	(199,432)
Depletion, depreciation and amortization	(21,827)	(419)	1,782	(6,431)	936	(25,959)
Impairment - mine operating costs	(7,554)	-	-	(15,078)	-	(22,632)
Gross profit	34,600	(12,576)	1,782	(21,509)	936	3,233

General and administrative expenses	(26,423)	135	-	-	-	(26,288)
Operating profit (loss)	7,948	(12,441)	1,782	(21,509)	936	(23,284)

Finance costs	(5,422)	5,106	(1,533)	-	(3,034)	(4,883)
Foreign exchange gain (loss)	10,328	(1,875)	-	-	(1,726)	6,727
Income (loss) before tax	26,382	(9,210)	249	(21,509)	(3,824)	(7,912)

Income tax expense	(10,234)	(1,516)	-	6,060	2,594	(3,096)
Net income (loss) for the year	16,148	(10,726)	249	(15,449)	(1,230)	(11,008)

Other comprehensive income (loss) that may be reclassified subsequently to net income or loss	(2,894)	-	-	-	1,726	(1,168)
Comprehensive income (loss) for the year	13,254	(10,726)	249	(15,449)	496	(12,176)

Net loss per share, basic and diluted	0.05					(0.03)

15

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

3. RESTATEMENT OF PRIOR PERIOD COMPARATIVES (continued)

The following adjustments were made to the Consolidated Statement of Financial Position as at January 1, 2023:

	As at January 1, 2023
	As previously reported	(i) Joint Operation	(ii) Capex Receivable & PPA Adj.	(iii) PPA Amort. & Impairment	(iv) Other Adj.	As restated
ASSETS	$				$	$
Current
Trade and other receivables	99,027	(6,153)	9,275	-	(3,045)	99,104
Inventory	29,452	285	-	-	-	29,737
Prepaid expenses and deposits	5,803	68	-	-	-	5,871
	145,501	(5,800)	9,275	-	(3,045)	145,931

Trade and other receivables	31,812	9,905	(18,116)	-	(3,343)	20,258
Mineral properties, plant and equipment	154,372	2,779	11,710	(6,336)	(3,045)	159,480
Goodwill	13,921	-	8,017	-	-	21,938
Deferred income tax asset	2,712	(1,726)	-	1,649	(2,283)	352
Total assets	348,318	5,158	10,886	(4,687)	(11,716)	347,959
LIABILITIES
Current
Trade payable and accrued liabilities	66,023	7,705	-	-	903	74,631
Loans payable	17,957	(642)	-	-	-	17,315
Taxes payable	20,267	-	-	-	(5,660)	14,607
Other liabilities	6,875	131	-	-	5,660	12,666
	225,519	7,194	-	-	903	233,616

Taxes payable	8,953	-	-	-	(8,953)	-
Other liabilities	10,429	534	-	-	8,953	19,916
Deferred income tax liability	17,033	(1,727)	8,017	-	(1,517)	21,806
Total liabilities	357,598	6,001	8,017	-	(614)	371,002
SHAREHOLDERS’ (DEFICIENCY) EQUITY
Equity reserves	11,046	-	-	-	(728)	10,318
Deficit	(156,448)	(843)	2,869	(4,687)	(10,374)	(169,483)
Total shareholders’ equity	(9,280)	(843)	2,869	(4,687)	(11,102)	(23,043)
Total liabilities and shareholders’ equity	348,318	5,158	10,886	(4,687)	(11,716)	347,959

16

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

4. MATERIAL ACCOUNTING POLICIES

a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Company controls an investee if the Company has all of the following:

●	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);
●	Exposure, or rights, to variable returns from its involvement with the investee; and
●	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. When the Company owns less than a majority of the voting, or similar rights of an investee, it considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	The contractual arrangement(s) with the other vote holders of the investee;
●	Rights arising from other contractual arrangements;
●	The Group’s voting rights and potential voting rights

The relevant activities are those which significantly affect the subsidiary’s returns. The ability to approve the operating and capital budget of a subsidiary and the ability to appoint key management personnel are decisions that demonstrate that the company has the existing rights to direct the relevant activities of a subsidiary.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

All intercompany transactions and balances are eliminated on consolidation.

These consolidated financial statements incorporate the accounts of the Company and the following subsidiaries:

Name of entity	Country of incorporation	Percentage ownership	Principal activity
Santacruz Silver Mining Ltd.	Canada	100%	Holding company and head office function
Santacruz Holdings Ltd. (“SCH”) (2)	Canada	100%	Holding company
Carrizal Holdings Ltd.	Canada	100%	Holding company
Impulsora Minera Santacruz, S.A. de C.V. (“IMSC”) (2)	Mexico	100%	Mine operations
Carrizal Mining	Mexico	100%	Mine operations
Operadora Minera Anacore, S.A. de C.V. (“OMA”) (2)	Mexico	100%	Holding company
PCG Mining, S.A. de C.V.	Mexico	100%	Holding company
Laikra Limited	Bermuda	100%	Holding company
Apamera Limited	Bermuda	100%	Holding company
Lewron Metals Ltd.	Bermuda	100%	Holding company
Kempsey S.A.	Panama	100%	Holding company
Shattuck Trading Co. Inc.	Panama	100%	Holding company
Iris Mines and Metals S.A.	Panama	100%	Holding company
Sociedad Minera Illapa S.A. (1)	Bolivia	100%	Mine operations
Sinchi Wayra S.A.	Bolivia	100%	Mine operations
Sociedad Minero Metalurgico Reserva Ltda.	Bolivia	100%	Mine operations
Empresa Minera San Lucas S.A.	Bolivia	100%	Ore trading house
Compañia Minera Concepción S.A.	Bolivia	100%	Ore trading house
Compañia Minera Colquiri S.A.	Bolivia	100%	Inactive
Complejo Metalurgico Vinto S.A.	Bolivia	100%	Inactive

(1)	Sociedad Minera Illapa S.A. is the operator of the Illapa Joint Operation.
(2)	On November 30, 2023, the Company sold SCH, IMSC and OMA (Note 9).

17

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

4. MATERIAL ACCOUNTING POLICIES (continued)

b) Basis of measurement

The consolidated financial statements have been prepared using the historical cost basis, except for certain financial assets and liabilities that are measured at fair values at the end of each reporting period.

c) Functional and presentation currency

The consolidated financial statements are presented in United States dollars. The functional currency is the US dollar, which is the currency of the primary economic environment in which an entity operates.

Assets and liabilities of the subsidiaries that have a functional currency other than the US dollars are translated into US dollars at the exchange rate in effect on the consolidated statements of financial position date and revenues and expenses are translated at the average rate over the reporting period. Gains and losses from these translations are recognized in other comprehensive income.

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at each financial position date. Foreign exchange gains or losses on translation to the functional currency of an entity are recorded in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

d) Business combinations

A business combination is an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs and processes, including operational processes that, when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs.

When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is allocated to the identifiable assets acquired, liabilities and contingent liabilities assumed based on the acquisition-date fair value.

Any contingent consideration to be transferred will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain, is recognized directly in the consolidated statement of income and comprehensive income. The results of businesses acquired during the period are included in the financial statements from the date of acquisition.

Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issuance costs. The costs to issue debt securities are capitalized and amortized using the effective interest method.

Provisional fair values are finalized within twelve months of the acquisition date. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period about facts and circumstances that existed at the acquisition date.

18

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

4. MATERIAL ACCOUNTING POLICIES (continued)

e) Goodwill

Goodwill typically arises on the Company’s business combinations due to: i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; and ii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill arising on the acquisition of a business is carried at cost as established at the date of the acquisition less accumulated impairment losses, if any. Goodwill is allocated to each of the Company’s cash-generating units (“CGUs”) that is expected to benefit from the synergies of the acquisition. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statements of income (loss).

An impairment loss recognized for goodwill is not reversed in subsequent periods.

f) Joint arrangements

A joint arrangement is an arrangement over which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement which exists only when the decisions about the relevant activities (being those that most significantly affect the returns from the arrangement) require the unanimous consent of the parties sharing control.

The Company has assessed the nature of its joint arrangements and determined them to be joint operations. The Company’s 45% interest in the joint arrangement (operation), the general partnership that holds the Bolivar and Porco mines (“Illapa Joint Operation”), located in Bolivia has been accounted for as a joint operation. The remaining 55% interest is held by Corporación Minera de Bolivia (“COMIBOL”).

Joint Arrangements	Location	Ownership Interest	Classification and accounting method	Mining properties and projects owned
Illapa Joint Operation	Bolivia	45%	Joint operation, Record 45% Santacruz share	Bolivar and Porco mines

The Illapa Joint Operation are within the Illapa legal entity which is 100% owned by the Company however its operations are part of a joint association agreement in which the Company has a 45% interest with the remaining 55% interest held by Corporación Minera de Bolivia (“COMIBOL”). The joint association agreement meets the definition of a Joint Operation in accordance with IFRS 11 Joint Arrangements, and the Company recognizes its 45% share of the operation’s assets, liabilities, revenues and expenses arising from the Joint Operation. The Company is solely responsible for certain transactions made by the Illapa entity, for these transactions, the assets, liabilities, revenues and expenses are recognized at 100% in the Company’s Financial Statements and result in balances payable to or owed from COMIBOL for its share of the joint operation. The net amount due to/from COMIBOL from differences in the participation share of certain transactions has been recognized as a non-current other asset or liability.

g) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held on call with banks, and other short-term highly liquid investments with original maturities of three months or less and/or with original maturities over three months but redeemable on demand without penalty.

h) Inventories

Inventories include concentrate and stockpiled ore and are valued at the lower of average production cost and estimated net realizable value. Net realizable value is the amount estimated to be obtained from sale of the inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale. The production cost of inventories is determined on a weighted average basis and includes cost of production consumables, direct labour, mine-site overhead, and depreciation and depletion of mine properties and property, plant and equipment. Joint-product costing is applied as the primary concentrate products (silver/zinc, silver/lead and silver/copper) both contribute to the profitability of the operation. Joint costing allocates total production costs based on the relative values of the products.

19

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

4. MATERIAL ACCOUNTING POLICIES (continued)

If the carrying value exceeds the net realizable amount, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused the write-down no longer exist, to the extent that the related inventory has not been sold. Net realizable value is calculated as the estimated price at the time of sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

Supplies inventory is valued at the lower of average cost and net realizable value. Costs include acquisition, freight, and other directly attributable costs.

i) Mineral property, plant and equipment (“MPPE”)

On initial acquisition, MPPE are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. When provisions for closure and decommissioning are recognized, the corresponding cost is capitalized as part of the cost of the related assets, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in MPPE and depreciated accordingly.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, while land is stated at cost less any impairment in value and is not depreciated.

Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively. The expected useful lives are included below. The net carrying amounts of MPPE are reviewed for impairment either individually or at the cash-generating unit (“CGU”) level when events and changes in circumstances indicate that the carrying amounts may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is recorded as an impairment provision in the financial year in which this is determined.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

Where an item of MPPE is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as earnings or loss on disposal in the Consolidated Statement of Income (Loss). Any items of mineral property, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the financial year in which the item is derecognized.

Operational mining properties and mine development

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are also capitalized. Such costs are amortized using the units-of-production (“UOP”) method considering the expected production to be obtained over the life of the mineral property.

The expected production includes proven and probable reserves, and a portion of inferred resources expected to be extracted economically as part of the production cost.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Company is ready to commence commercial production. Amounts received from selling items produced while preparing the asset for its intended use will be recognized as revenue and the related cost of sales in the consolidated statements of income (loss) and comprehensive income (loss). These costs are amortized using the UOP method (described below) over the life of the mine, commencing on the date of commercial production.

20

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

4. MATERIAL ACCOUNTING POLICIES (continued)

Acquisition costs related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights, the Company makes a preliminary evaluation to determine that the property has significant potential to economically develop the deposit. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable deposit is discovered, such costs are amortized when production begins. If no mineable deposit is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Major development expenditures on producing properties incurred to increase production or extend the life of the mine are capitalized while ongoing mining expenditures on producing properties are charged against earnings as incurred. Gains or losses from sales or retirements of assets are included in gain or loss on sale of assets.

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred.

Depreciation of MPPE

The carrying amounts of MPPE (including initial and any subsequent capital expenditure) are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine or mineral lease, if shorter. Estimates of residual values and useful lives are reviewed annually and any change in estimate is taken into account in the determination of remaining depreciation charges, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation commences on the date when the asset is available for use as intended by management.

For mining properties excluding those at the Bolivar and Porco mines, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a UOP basis. In applying the UOP method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proven and probable reserves and the portion of inferred resources where it is considered highly probable that those resources are expected to be extracted economically. The mineral properties at the Bolivar and Porco mines are depreciated on a straight-line basis over the term of the association contract with COMIBOL.

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis. PPE are depreciated over their useful life, or over the remaining life of the mine if shorter. The assets at the Bolivar and Porco mines are depreciated on a straight-line basis over the term of the association contract with COMIBOL. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis as follows:

●	Land – not depreciated

●	Mobile equipment – 2 to 11 years

●	Buildings and plant facilities – 2 to 50 years

●	Mining properties and leases including capitalized evaluation and development expenditures – UOP method

●	Exploration and evaluation – not depreciated until mine goes into production

●	Assets under construction – not depreciated until assets are ready for their intended use

j) Exploration and evaluation assets

Exploration expenditures are incurred in the search for economic mineral deposits or the process of obtaining more information about existing mineral deposits and typically include costs associated with drilling, sampling, mapping and other activity related to the search for ore.

Evaluation expenditures are incurred to establish the technical and commercial viability of mineral deposits and typically include costs associated with determining optimal methods of extraction and metallurgical and treatment processes, permitting, and preparing economic evaluations.

21

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

4. MATERIAL ACCOUNTING POLICIES (continued)

Exploration expenditures are expensed as incurred. Evaluation expenditures are capitalized when management determines there is a high degree of confidence that future economic benefits will flow to the Company. Acquired exploration and evaluation projects and acquired exploration rights are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

Capitalized exploration and evaluation expenditures are reclassified to mineral properties, plant and equipment, in accordance with Note 4(i), once the technical feasibility and commercial viability are demonstrated.

k) Impairment of non-current assets

The carrying amounts of long-lived assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in the consolidated statement of comprehensive income (loss).

Where the asset does not generate independent cash inflows, the Company estimates the recoverable amount of the CGU to which the asset belongs.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the consolidated statements of earnings or loss. Recoverable amount is the higher of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

FVLCD is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. The Company considers the use of a combination of its internal discounted cash flow economic models and in-situ value of reserves, resources and exploration potential of each CGU for estimation of its FVLCD. These cash flows are discounted by an appropriate post-tax discount rate to arrive at a net present value of the asset. VIU is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company’s continued use and does not take into account future development.

Impairment losses are evaluated for potential reversals when events or circumstances warrant such consideration. Where an impairment loss is subsequently reversed, the amount of such reversal is limited such that, the revised carrying amount of the asset or CGU does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in the prior years. A reversal of an impairment loss is recognized into earnings immediately.

l) Leases

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. An identified asset may be implicitly or explicitly specified in a contract, but must be physically distinct, and must not have the ability for substitution by a lessor. The Company has the right to control an identified asset if it obtains substantially all of its economic benefits and either pre-determines, or directs how and for what purpose the asset is used.

At lease commencement, the Company recognizes a Right of Use Asset (“ROU Asset”) and a lease obligation. The ROU Asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at, or before, the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU Asset is subsequently amortized on a straight-line basis over the shorter of the term of the lease, or the useful life of the asset determined on the same basis as the Company’s property, plant and equipment. The ROU Asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

22

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

4. MATERIAL ACCOUNTING POLICIES (continued)

The lease obligation is initially measured at the present value of lease payments remaining at the lease commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease obligation, when applicable, may comprise fixed payments, variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase, extension or termination option that the Company is reasonably certain to exercise.

The lease obligation is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU Asset.

The Company has elected not to recognize ROU Assets and lease obligations for short-term leases that have a lease term of twelve months or less or for leases of low-value assets. Payments associated with these leases are recognized as an operating expense on a straight-line basis over the lease term within costs and expenses on the consolidated statement of income (loss) and comprehensive income (loss).

m) Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as finance costs.

Decommissioning and restoration costs

Decommissioning and restoration provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the underlying obligation.

When provisions for decommissioning and restoration are initially recognized, the corresponding cost is capitalized as a component of the cost of the related asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of decommissioning and restoration activities is recognized in property, plant and equipment and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance expenses. Decommissioning and restoration provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the un-depreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the statement of income (loss) and comprehensive income (loss). In the case of closed sites, changes to estimated costs are recognized immediately in the statement of income (loss) and comprehensive income (loss). Changes to the capitalized cost result in an adjustment to future depreciation and finance charges. Adjustments to the estimated amount and timing of future decommissioning and restoration cash flows are a normal occurrence in light of the significant judgments and estimates involved.

The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

23

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

4. MATERIAL ACCOUNTING POLICIES (continued)

n) Share capital

The Company records proceeds from share issuances net of issue costs and any tax effects in equity. Common shares issued for consideration other than cash are valued based on their fair value on the date of issuance. Professional, consulting, regulatory, and other costs directly attributable to equity transactions are recorded as share issuance costs.

The Company follows the residual method with respect to the measurement of common shares and common share purchase warrants issued as private placement units. Proceeds from private placements are first allocated to the common shares contained in the units based on the market value of shares on the date of issuance, with any residual amount allocated to warrants in the units. If the proceeds are less than or equal to the estimated fair market value of the share issuance, a nil carrying amount is assigned to the warrants.

o) Share-based payments

Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of share-based awards, which include stock options (“Options”), restricted share units (“RSUs”), performance share units (“PSUs”), and deferred share units (“DSUs”). The fair value of the share-based awards is charged to the statement of income (loss) on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of the share-based awards is determined at the date of grant.

The fair value of the stock options granted is determined using the Black-Scholes option pricing model at the date on which they were granted. Forfeitures are adjusted prospectively based on actual forfeitures. Share-based payments expense, for stock options that are forfeited or cancelled prior to vesting, is reversed. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). On exercise by the employee, the associated option value in the equity reserve is reclassified to share capital.

The fair value of the RSUs and DSUs granted is based on the value of the Company’s share price at the date of grant. Unless otherwise stated, the RSUs have a graded vesting schedule over the vesting period as set by the Board of Directors and can either be settled in cash or equity upon vesting at the discretion of the Company. DSUs vest immediately upon grant.

The fair value of PSUs is determined using a Monte Carlo valuation model at the date of grant.

In situations where equity instruments are issued to non-employees, the share-based payments are measured at the fair value of goods or services received, together with a corresponding increase in the equity reserve. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share-based award.

p) Revenue

Revenue associated with the concentrate sales is recognized when control of the asset sold is transferred to the customer. Indicators of control transferring include an unconditional obligation to pay, legal title, physical possession, transfer of risk and rewards and customer acceptance. This generally occurs when the goods are delivered to a loading port, warehouse, vessel or metal account as contractually agreed with the buyer; at which point the buyer controls the goods. In cases where the Company is responsible for the cost of shipping and certain other services after the date on which control of the goods transfers to the customer, these other services are considered separate performance obligations and thus a portion of revenue earned under the contract is allocated and recognized as these performance obligations are satisfied.

The Company’s concentrate sales contracts with third-party buyers, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. For this purpose, the transaction price can be measured reliably for those products, such as silver, zinc, lead and copper, for which there exists an active and freely traded commodity

24

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

4. MATERIAL ACCOUNTING POLICIES (continued)

market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.

Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time control passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices and estimated quantities. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract.

Variations between the price recorded at the date when control is transferred to the buyer and the actual final price set under the smelting contracts are caused by changes in metal prices resulting in the receivable being recorded at fair value through profit or loss (“FVTPL”).

IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold are not significant and do not constrain the recognition of revenue.

Refining and treatment charges under the sales contracts are netted against revenue for sales of metal concentrate.

The Company recognizes deferred revenue in the event it receives payments from customers in consideration for future commitments to deliver metals and before such sale meets the criteria for revenue recognition. The Company recognizes amounts in revenue as the metals are delivered to the customer. The Company estimates the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

q) Income taxes

Provision for income taxes consists of current and deferred tax expense. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized either in other comprehensive income (loss) or directly in equity, in which case it is recognized in other comprehensive income (loss) or in equity, respectively. Mining duties, taxes, royalties, and withholding taxes are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed by a government authority and the amount payable is calculated by reference to taxable income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates and tax laws enacted or substantively enacted at the reporting date, adjusted for amendments to tax payable or recoverable with regards to previous years.

Deferred tax expense is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax expense is not recognized for temporary differences associated with the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss and temporary differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax expense is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and deferred income tax liabilities are offset only when there is a legally enforceable right to set off current tax assets against current income tax liabilities and when they relate to income taxes levied by the same taxation authority on the same taxable entity.

25

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

4. MATERIAL ACCOUNTING POLICIES (continued)

The Company’s operations involve dealing with uncertainties and judgments in the application of tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with tax authorities in various jurisdictions and resolution of disputes arising from tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

r) Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net income (loss) available to common shareholders by the weighted average number of shares issued and outstanding during the year. For all periods presented, the net income (loss) available to common shareholders equals the reported income (loss). Diluted earnings (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, when a loss is incurred during the year, diluted and basic loss per share are the same because the effect on loss per share of potential issuance of shares under options and warrants would be anti-dilutive.

s) Financial instruments

Measurement – initial recognition

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Classification of financial assets

Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

●	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of most of the financial assets is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method. In accordance with the amortized cost method, revisions to estimated future cash flows result in adjustments to the carrying value of the financial asset, keeping the original effective interest rate unchanged. Revisions result in amounts recognized in income or loss.

The Company’s financial assets at amortized cost include cash and cash equivalents, receivables not arising from sale of metal concentrates, COMIBOL initial investment period CAPEX receivables, participation receivable from COMIBOL for interest in joint operation and other receivables in the Consolidated Statement of Financial Position.

26

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

4. MATERIAL ACCOUNTING POLICIES (continued)

FVTPL

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in Note 20. The Company’s financial assets at FVTPL include its trade receivables from provisional concentrate sales and marketable securities.

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as FVTPL, are measured at amortized cost using the effective interest method. The Company’s financial liabilities at amortized cost primarily include trade and other payables, debt facilities and lease liabilities.

Financial assets at fair value through other comprehensive income (“FVTOCI”)

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTOCI are recognized in other comprehensive income (loss). The Company does not have any FVTOCI financial assets.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If, at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses.

Management has recognized negligible expected credit losses on the COMIBOL initial investment period CAPEX receivable balance because the company expects to fully utilize the receivables by offsetting amounts payable to COMIBOL for its 55% share of the Joint Operation.

The Company shall recognize in the consolidated statements of income (loss) and comprehensive income (loss), as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

27

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

4. MATERIAL ACCOUNTING POLICIES (continued)

t) New accounting standards and interpretations effective for the current year

Presentation of Financial Statements (Amendment to IAS 1)

The amendments to IAS 1, clarifies the presentation of liabilities with covenants. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The amendment was applied effective January 1, 2023, and did not have a material impact on the Company’s consolidated financial statements.

u) New accounting standards and interpretations not yet adopted

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (“MPMs”) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions. The Company is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027 with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.

Lack of Exchangeability (Amendments to IAS 21)

The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. The amendments are effective for annual reporting periods beginning on or after January 1, 2025. The Company is currently evaluating the impact of this amendment.

28

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

5. MATERIAL ACCOUNTING ESTIMATES AND JUDGMENTS

Judgments that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Determination of functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency involves certain judgments to determine the primary economic environment of an entity. The Company re-evaluates the functional currency of its entities when there is a change in events and conditions which previously determined the primary economic environment of an entity.

Interests in other entities

The Company applies judgment in determining the classification of its interest in other entities, such as (i) the determination of the level of control or significant influence held by the Company; (ii) the legal structure and contractual terms of the arrangement; (iii) concluding whether the Company has rights to assets and liabilities or to net assets of the arrangement; and (iv) when relevant, other facts and circumstances. The Company has determined that the association agreement with COMIBOL represents a joint operation. All other interests, excluding marketable securities, in other entities have been determined to be subsidiaries as described in IFRS 10, “Consolidated Financial Statements.”

Collectability and classification of value added tax (“VAT”) receivable

VAT receivable is collectible from the governments of Mexico and Bolivia. The collection of VAT is subject to risk due to the complex application and collection process and, therefore, risk related to the collectability and timing of payment from the Mexican and Bolivian governments. The Company uses the facts known at the time and its historical experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable.

Impairment, or impairment reversal, of MPPE and goodwill

There is significant judgment involved in assessing whether any indications of impairment of MPPE and goodwill, or impairment reversal of MPPE, with consideration given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control that affect the recoverable amount of mining interests. Internal sources of information include the manner in which mineral property, plant and equipment are being used or are expected to be used and indications of the economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Changes in metal price forecasts, increases or decreases in estimated future costs of production, increases or decreases in estimated future capital costs, reductions or increases in the amount of recoverable mineral reserves and mineral resources and/or adverse or favorable current economics can result in a write-down or write-up of the carrying amounts of the Company’s mining interests.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

Revenue recognition

Revenue from the sale of concentrate to independent smelters is recognized when control of the asset sold is transferred to the customer. The Company’s concentrate sales contracts with third- party buyers, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one to three months following scheduled delivery and is based on average market metal prices. Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time control passes to the buyer based on the expected settlement period.

29

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

5. MATERIAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices and estimated quantities. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the date when control is transferred to the buyer and the actual final price set under the smelting contracts are caused by changes in metal prices resulting in the receivable being recorded at FVTPL. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant.

For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.

Mineral resource estimate

The lives of operating mines are determined from the tonnes of mineralized material or ore that are available to be extracted at the end of each reporting period. The Company initially estimates the tonnes of mineralized material or ore available based on either the findings of qualified, independent mining professionals or the findings of its own technical staff. These estimates are updated from time to time as additional technical and economic information becomes available.

Factors that impact the computation of tonnes of mineralized material or ore available include the geological data on the size, depth, and shape of the mineralized deposit or ore body, the prevailing and expected market price for the underlying metals to be extracted, and the expected costs to extract and process the mined material. Changes in the mineable tonnes of mineralized material or ore available may impact the carrying values of mine properties, exploration and evaluation properties, property, plant and equipment, decommissioning and restoration provision, and result in changes in the recognition of deferred tax amounts in addition to changes in the recognition of depreciation and depletion.

Depreciation and amortization rates for MPPE

Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation and amortization rates. Should the asset life or depreciation rate differ from the initial estimate, an adjustment would be made in the consolidated statement of income (loss) prospectively. A change in the mineral resource estimate for assets depreciated using the units of production method would impact depreciation expense prospectively.

Estimation of decommissioning and reclamation costs and the timing of expenditures

The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimate of expenditures required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine at the end of its productive life. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Refer to Note 15 for details on decommissioning and restoration costs.

Income taxes and recoverability of deferred tax assets

In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax

30

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

5. MATERIAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period. Refer to Note 20 for further discussion on income taxes.

Provisions and contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event the Company’s estimates of the future resolution of these matters change, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

Measurement of contingent consideration liability

The consideration payable includes a contingent value rights (CVR) component that is contingent upon the Zinc price reaching a minimum market price of Zinc which if met triggers a payment. CVR payments are based on the average LME zinc price for each calendar month. Therefore, the payoff on the CVR is “path-dependent”, the ultimate amount paid depends on the price of the underlying over time. Additionally, commodity prices exhibit mean reversion, whereby asset prices tend to move back toward their long-term average over time. A valuation approach capable of capturing the path-dependent and mean reversion feature is therefore required.

The Monte Carlo Simulation is a commonly used approach to model securities with path-dependent payoffs and Mean reversion features. Monte Carlo Simulation uses random sampling techniques based on continuous time Stochastic processes to generate a large number of possible, but random, asset price paths. In each Individual price path, the payoff of the security can be calculated based on the average zinc price relative to The Base Price. These payoffs are then discounted to the Valuation Date and averaged to determine the fair Value of the CVR.

Uncertainty of timing of cash flows for the COMIBOL initial investment period CAPEX receivable

The initial investment period CAPEX receivable amount becomes available for the Company to offset against amounts due to COMIBOL for its 55% interest in the operation over seven years from 2020 to 2026. If the joint operation does not produce sufficient positive cash flows, COMIBOL can defer payment until cash flows are positive at which point the amounts receivable can be used to reduce the amount due to COMBIOL for its 55% share of the interest in the operation. If the operation does not generate enough positive cash flows to offset amounts due, the outstanding amount receivable will be paid by COMIBOL at the end of the agreement.

The timing of the cash flows will vary depending on the operational results from the joint operation and how much is payable to COMIBOL for their 55% interest in the operation. Depending on estimates and actual results each period the asset will be revalued to reflect the timing of the expected cash flows and will be discounted using the same effective interest rate at inception resulting in recognizing a gain or loss on the re-estimation of cash flows related to the CAPEX receivable.

Measurement of residual value of Illapa Joint Operation’s assets

The company has recognized a non-depletable mineral properties asset that represents the residual value of the Illapa Joint Operation’s assets. The residual value is derived from the amount the company expects to receive as compensation from COMIBOL when it transfers the property, plant and equipment from the Illapa Joint Operation at the end of the agreement in 2028. Since the amount that will ultimately be received at the end of the agreement will vary depending on the actual CAPEX investment made and the actual payable amount according to an appraisal process, each period management will assess its estimation of the amount receivable, and the difference between the initial carrying value and the revised carrying value will be recorded as a prospective adjustment to depreciation expense of MPPE so that at the end of the agreement, the ending value of MPPE will be equal to the amount receivable from COMIBOL.

31

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

6. TRADE AND OTHER RECEIVABLES

A summary of the Company’s trade and other receivables is as follows:

	December 31, 2024	December 31, 2023 Restated Note 3	January 1, 2023 Restated Note 3
	$	$
Trade receivables	17,402	9,836	25,075
COMIBOL contract prepayment	2,395	2,395	-
COMIBOL initial investment period CAPEX receivable (note 6(a))	21,158	20,100	21,617
Uncertain income tax position receivable (note 18(c))	15,226	6,736	-
VAT receivable	73,320	69,132	62,870
Participation receivable from COMIBOL for interest in joint operation (note 6(b))	-	-	7,644
Other receivables	909	359	2,156
Balance, end of period	130,410	108,558	119,362
Less: current portion	99,854	66,752	99,104
Non-current portion	30,556	41,806	20,258

a)	COMIBOL initial investment period CAPEX receivable

The COMIBOL initial investment period CAPEX receivable is a reimbursement of 22.5% of a pre-defined amount of capital investments made by the Company from 2012 to 2019 in the Illapa Joint Operation. The refundable amount becomes available for the Company to offset against amounts due to COMIBOL for its 55% interest in the operation over seven years from 2020 to 2026. If the joint operation does not produce sufficient positive cash flows, COMIBOL can defer payment until cash flows are positive at which point the amounts receivable can be used to reduce the amount due to COMBIOL for its 55% share of the interest in the operation. If the operation does not generate enough positive cash flows to offset amounts due, the outstanding amount receivable will be paid by COMIBOL at the end of the agreement. The classification between current and non-current has been made based upon management’s best estimate of when the receivable will be used to offset future payments to COMIBOL for its 55% interest.

The timing of the cash flows will vary depending on the operational results from the joint operation and how much is payable to COMIBOL for their 55% interest in the operation. Depending on estimates and actual results each period the asset will be revalued to reflect the timing of the expected cash flows and will be discounted using the same effective rate at acquisition resulting in recognizing a gain or loss on the re-estimation of cash flows related the CAPEX receivable.

b)	Participation receivable from COMIBOL for interest in joint operation

The net participation receivable from COMIBOL is derived from the Illapa Joint Operation. The Company is solely responsible for 100% of certain transactions specified in the agreement, such transactions are recorded as receivables where there is a net amount due from COMIBOL.

32

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

7. INVENTORIES

A summary of the Company’s inventories is as follows:

	December 31, 2024	December 31, 2023 Restated Note 3	January 1, 2023 Restated Note 3
	$	$
Mineralized material stockpiles	7,062	6,288	542
Concentrate inventory	11,256	13,131	12,834
Supplies inventory	14,119	13,869	16,361
Total	32,437	33,288	29,737

During the year ended December 31, 2024, the inventory recognized as cost of sales was $206,055, respectively (2023 -$199,432 respectively), which includes production costs directly attributable to the inventory production process.

During the year ended December 31, 2024, the Company recognized through cost of sales a net realizable value write-off of inventory for $nil, respectively (2023 - $867, respectively).

33

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT

A summary of the Company’s Mineral Properties, Plant and Equipment is as follows:

	Depletable mineral properties	Exploration and evaluation	Plant and equipment	Total
	$	$	$	$
Cost
Balance, January 1, 2023 (Restated)	63,639	12,189	109,227	185,055
Additions	12,123	-	10,013	22,136
Change in decommissioning and restoration costs (note 13)	2,292	-	-	2,292
Impairment	(7,594)	-	(8,566)	(16,160)
Disposals	-	-	(144)	(144)
Adjustments	(905)	-	573	(332)
Balance, December 31, 2023 (Restated Note 3)	69,555	12,189	111,103	192,847
Additions	15,194	-	7,425	22,619
Change in decommissioning and restoration costs (note 13)	1,752	-	-	1,752
Disposals	-	-	(2,721)	(2,721)
Adjustments	29,220	-	-	29,220
Balance, December 31, 2024	115,721	12,189	115,807	243,717

Accumulated depreciation and impairment
Balance, January 1, 2023 (Restated)	8,210	-	17,365	25,575
Depletion, depreciation and amortization	9,555	-	16,404	25,959
Disposals	-	-	(120)	(120)
Adjustments	(905)	-	573	(332)
Balance, December 31, 2023 (Restated Note 3)	16,860	-	34,222	51,082
Depletion, depreciation and amortization	3,933	-	15,773	19,706
Disposals	-	-	(1,024)	(1,024)
Adjustments	29,220	-	-	29,220
Balance, December 31, 2024	50,013	-	48,971	98,984

Cost as at December 31, 2023	69,555	12,189	111,103	192,847
Accumulated depreciation and impairment	16,860	-	34,222	51,082
Carrying value - December 31, 2023 (Restated Note 3)	52,695	12,189	76,881	141,765

Cost as at December 31, 2024	115,721	12,189	115,807	243,717
Accumulated depreciation and impairment	50,013	-	48,971	98,984
Carrying value – December 31, 2024	65,708	12,189	66,836	144,733

As at December 31, 2024, the Company’s plant and equipment included right-of-use assets with a carrying amount of $2,395 for leased mining equipment (December 31, 2023 - $3,734). Depreciation on the right of use assets for the year ended December 31, 2024 was $677 (2023 - $359).

34

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

Impairment assessment of Mineral Properties, Plant and equipment and Goodwill

In accordance with the Company’s accounting policies, the Company assesses its CGUs for indicators of impairment or impairment reversal at each period-end. Judgement is applied in assessing whether certain facts and circumstances are indicators of impairment or reversal of impairment, and accordingly, require an impairment test to be performed. The Company considers both external and internal sources of information in assessing whether there are any indications that its assets or CGUs may be impaired or may require a reversal of impairment. The primary external factors considered are changes in estimated long-term metal prices, changes in laws and regulations and the Company’s market capitalization relative to its net asset carrying amount. The primary internal factors considered are the performance of its CGUs against expectations, changes in mineral reserves and resources, life of mine plans and exploration results.

If indicators of impairment exist for any CGU, those CGUs are tested for impairment. In general, the CGU carrying amount includes the carrying value of the MPPE and goodwill, less deferred tax liabilities and decommissioning and restoration provision related to each CGU. For CGUs that have allocated goodwill, the CGUs are tested for impairment annually.

In the fourth quarter of 2023 and 2024, the Company’s market capitalization was below the carrying value of its net assets, which triggered an impairment test for all CGUs in each year.

The Company performed an impairment analysis in 2023 and 2024 for all of its CGUs and the following impairment charges were recognized:

	Year ended December 31,
	2024	2023 Restated Note 3
	$	$
Bolivar	-	13,830
Porco	-	8,802
Impairment charge recognized	-	22,632
Impairment charge allocated to Goodwill (Bolivar)	-	6,742
Impairment charge allocated to MPP&E	-	16,160

The Company also performed an annual impairment test of the goodwill recognized upon acquisition as at December 31, 2023 and December 31, 2024. The goodwill that was allocated to the Caballo Blanco and San Lucas Groups CGUs was not impaired because their CGUs’ carrying values were greater than the recoverable amounts. In 2023 when the impairment charge to Bolivar was recognized, $7,466 was applied against goodwill and the remaining $6,364 was applied against the MPPE of Bolivar.

A summary of the Company’s Goodwill and allocation to each CGU is as follows:

	December 31, 2024	December 31, 2023 Restated Note 3	January 1, 2023 Restated Note 3
	$	$	$
Bolivar	-	-	7,466
Caballo Blanco Group (Tres Amigos mine)	2,963	2,963	2,962
San Lucas Group	12,503	12,503	11,510
Goodwill	15,466	15,466	21,938

35

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

Bolivar & Porco Impairment charges

When the impairment charge was recognized in 2023, the recoverable amount for the Bolivar CGU ($31,182) and Porco CGU ($-nil) was determined by applying a fair value less cost of disposal methodology based on future after-tax cash flows expected to be derived from the CGU discounted with after-tax weighted average cost of capital (“WACC”) of 10.2%, a Level 3 fair value estimate. The projected cash flows used in impairment testing are significantly affected by changes in assumptions for metal prices, estimated quantities of mineral reserves and resources, production costs estimates, capital expenditure estimates, and discount rates.

For the year ended December 31, 2023 and 2024, the Company’s impairment testing incorporated the following key assumptions:

Pricing assumptions:

	December 31, 2024		December 31, 2023
	2024-2027 Average	2028 and long-term	2024-2027 Average	2028 and long-term

Zinc price per tonne	$2,757	$2,770	$2,676	$2,601
Silver price per ounce	$30.79	$27.29	$23.81	$22.71

Additional Bolivar and Porco specific assumptions affecting the recoverable amount assessment:

●	Discount rate applied to future cash flows is based on a WACC adjusted for specific risks for the Porco & Bolivar CGUs;

●	The future cash flows are based on the updated life-of-mine (“LOM”) plan which reflects the updated mineral resource and reserves estimate and the corresponding capital expenditures to sustain production;

●	Mining operations are expected to continue to the end of 2028, equal to the end of the association contract with COMIBOL (i.e. assume no extension of the contract).

9. TRADE PAYABLES AND ACCRUED LIABILITIES

A summary of the Company’s trade payables and accrued liabilities is as follows:

	December 31, 2024	December 31, 2023 Restated Note 3	January 1, 2023 Restated Note 3
	$	$	$
Trade payables	32,332	40,777	59,865
COMIBOL contract obligations (note 9 (a))	8,608	10,608	10,608
Accrued liabilities	8,997	7,886	7,576
Balance, end of period	49,937	59,271	78,049
Less: current portion	41,329	55,853	74,631
Non-current portion	8,608	3,418	3,418

a)	COMIBOL contract obligations

COMIBOL contract obligations represent the Company’s obligation to pay its portion of committed funding related to the investment of inventories and fixed assets made prior to 2013 under the previous contract of $5,631, and COMIBOL’s share of the VAT receivable of $2,976 (all of which classified as non-current).

36

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

10. CONSIDERATION PAYABLE

On March 18, 2022, the Company acquired 100% ownership of Sinchi Wayra and Illapa (the “Acquisition”) from Glencore plc (“Glencore”) under the terms and conditions outlined in the Share Purchase Agreement (“SPA”).

On May 10, 2023, the Company signed amendments to the SPA (“Amended SPA”) that impacted the timing of the repayments of the deferred cash consideration and timing of payment of certain VAT amounts collected by the Company which generated a gain on adjustment to consideration payable of $933 in the year-ended December 31, 2023.

On March 28, 2024, the Company entered into a binding term sheet (the “Term Sheet”) with Glencore to amend the SPA, Amended SPA and certain transaction documents in connection with the Acquisition. On October 3, 2024, the Company entered into a definitive omnibus agreement under the terms established in the Term Sheet.

The following table summarizes the consideration payable to Glencore.

	December 31, 2024	December 31, 2023
	$	$
Base purchase price (note 10(a))	34,625	-
Contingent value rights (note 10(b))	10,158	-
Deferred cash consideration (note 10(c))	-	91,619
Royalties payable (note 10(c))	-	15,102
Other payables (note 10(c))	-	56,267
Balance, end of period	44,783	162,988
Less: current portion	10,000	49,637
Non-current portion	34,783	113,351

a)	Base purchase price

Subject to the Acceleration Option (as defined below), the Company will pay up to $80,000 in cash to Glencore in eight equal annual instalments of $10,000 each (the “Base Purchase Price” or “BPP”) with the first payment being made on or before November 1, 2025. The Company can exercise an option to accelerate the payment of the outstanding balance of the Base Purchase Price in full at any time, such prepayment amount will be $40,000 if exercised prior to November 1, 2025 and shall decrease by $2,000 for each annual instalment of $10,000 that has been paid by the Company (the “Acceleration Option”).

As at the date of the Term Sheet the fair value of the BPP was estimated using a discounted cash flow method to calculate the net present value of the expected cash flows. The initial recognition of the liability used a discount rate of 20% based on various qualitative and quantitative considerations.

The Company performed a valuation exercise as at December 31, 2024 and determined a fair value of the BPP of $40,813, net of a fair value of approximately $6,188 related to the fair value of the Acceleration Option.

On March 20, 2025 the Company paid Glencore $10,000 and an additional payment of $7,500 was made on May 6, 2025, these are the part of a series of payments to be made to repay $40,000 prior to November 1, 2025 in order to exercise the accelerated payment option.

b)	Contingent value rights & Additional Payments

The Company granted to Glencore a contingent value right (the “CVR”) whereby the Company will pay Glencore a monthly payment of $1,333 (the “CVR Payment”), subject to a total cap of $77,700 (the “Valuation Cap”), in the event that in any calendar month after the date the parties enter into the Term Sheet, the average London Metal Exchange (“LME”) spot price of zinc (or the highest open hedge price if the Hedging Option (as defined below) has been exercised) in the calendar month is at least $3,850 per tonne (the “Base Price”). The CVR Payment will increase by $83 for each increase of $100 per tonne above the Base Price and up to a price of $5,049.99 per tonne.

37

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

10. CONSIDERATION PAYABLE (continued)

In addition to the CVR Payment, in the event the average LME spot price of zinc (or the highest open hedge price if the Hedging Option has been exercised) in a calendar month is at least $5,050 per tonne (the “Additional Payment Price”), the CVR Payment will increase by $83 for each increase of $100 per tonne above the Additional Payment Price and the Company will pay Glencore a monthly payment of $83 as a Bonus Payment that will increase by $83 for each increase of $100 per tonne above the Additional Payments Price. The Bonus Payment is not considered as part of the CVR Payment.

Upon the occurrence of the monthly average zinc LME spot price exceeding the Base Price, Glencore can require the Company to hedge a limited amount of zinc production from its Bolivian mining operations (so long as the hedging price would exceed the Base Price) subject to certain conditions (the “Hedging Option”).

The CVR and Additional Payments will be effective from the date of the Term Sheet until the earlier of December 31, 2032 and the date the Valuation Cap is reached. The Additional Payments and the Hedging Option will terminate once the Company is no longer obligated to make CVR Payments.

The fair value at the initial recognition of the CVR was calculated using a Monte Carlo Simulation with key inputs and assumptions including the zinc spot price ($2,974 per tonne), the expected price of zinc in each year until December 31, 2032, the market risk-free rate and credit spread and the volatility and variability of historical zinc prices.

The Company performed a valuation exercise as at December 31, 2024 and determined a fair value of the CVR of $10,158. The loss on the change in fair value from the initial recognition was $4,786 for the year-ended December 31,2023 and $13,472 for the year-ended December 31, 2024, this loss was recorded as a Finance Cost (Note 17).

c)	Deferred cash consideration, royalties payable and other payables

Prior to the Term Sheet, the Company had $164,566 in consideration payable accounted for as deferred cash consideration, royalties payable and other payables from the profits on sale of inventory and payment of certain VAT amounts. As a result of entering into the term sheet as described above, the Company determined that the contractual change was an extinguishment of the previous liabilities and recognized the base purchase price, CVR and additional payment obligations at their fair value which resulted in a gain of $133,255.

The following table summarizes the details of the consideration payable to Glencore and when the previous consideration payable liabilities were considered extinguished and the new consideration was recognized at fair value at inception resulting in a gain on modification:

	BPP (a)	CVRs (b)	Deferred cash consideration (c)	Royalties payable (c)	Other payables (c)	Total
	$	$	$	$	$	$
Balance, January 1, 2023	-	-	85,464	18,157	57,916	161,537
Accretion (Note 17)	-	-	3,839	901	1,497	6,237
Gain on adjustment to consideration payable	-	-	2,316	121	(3,370)	(933)
Loss on change in fair value of consideration payable	-	-	-	(4,077)	224	(3,853)
Balance, December 31, 2023	-	-	91,619	15,102	56,267	162,988
Less: current portion	-	-	26,132	5,987	17,518	49,637
Non-current portion	-	-	65,487	9,115	38,749	113,351

Balance, December 31, 2023	-	-	91,619	15,102	56,267	162,988
Accretion (Note 17)	-	-	976	18	584	1,578
Gain on adjustment to consideration payable	29,925	1,386	(92,595)	(15,120)	(56,851)	(133,255)
Loss on change in fair value of consideration payable	4,700	8,772	-	-	-	13,472
Balance, December 31, 2024	34,625	10,158	-	-	-	44,783
Less: current portion	10,000	-	-	-	-	10,000
Non-current portion	24,625	10,158	-	-	-	34,783

38

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

11. LOANS PAYABLE

A summary of the Company’s loans payable is as follows:

	Bank facilities (a)	Bank loan (b)	Trafigura loan facility (c)	Other loans payable (d)	Total
	$	$	$	$	$
Balance, January 1, 2023	10,123	1,822	8,496	1,132	21,573
Proceeds advanced	32,057	-	-	-	32,057
Accretion	-	-	693	-	693
Interest expense	537	-	781	-	1,318
Repayment with cash	(31,390)	(1,822)	(4,472)	(182)	(37,866)
Balance, December 31, 2023	11,327	-	5,498	950	17,775
Less: Current portion	11,327	-	5,498	202	17,027
Non-current portion	-	-	-	748	748

Balance, December 31, 2023	11,327	-	5,498	950	17,775
Proceeds advanced	58,192	-	-	1,026	59,218
Accretion	-	-	547	-	547
Interest expense	830	-	658	-	1,488
Repayment with cash	(55,558)	-	(2,669)	(1,232)	(59,459)
Balance, December 31, 2024	14,791	-	4,034	744	19,569
Less: Current portion	14,791	-	1,423	218	16,432
Non-current portion	-	-	2,611	526	3,137

a)	Bank facilities

The Company has a secured credit facility denominated in Bolivian Bolivianos with Banco BISA S.A. of BOL 54,984 ($7,900) with a fixed interest rate of 6.0% per annum, which is comprised of 1) a revolving credit facility of BOL 7,000 ($1,006) for the financing of mining operations and working capital; and 2) a “loan guarantee” credit facility of BOL 6,264 ($900) for the purpose of providing collateral to the Bolivian government for VAT refunds collected prior to the completion of the audit process by the Bolivian tax authority. In Bolivia, companies have the option to receive VAT refunds in advance of the audit process being completed if a loan guarantee for the refund amount is provided. The BOL 54,984 ($7,900) total credit facility is secured by certain real estate assets in Bolivia.

The BOL 48,720 ($7,000) revolving credit facility for working capital purposes can be drawn down at BOL 34,800 ($5,000) increments and automatically rolls over at maturity once fully repaid. As at December 31, 2024, BOL 48,720 ($7,000) (December 31, 2023 – BOL 34,800 ($5,000), was drawn down from this credit facility.

As at December 31, 2024, 2,415 BOL ($347 USD) of the BOL 6,264 ($900 USD) loan guarantee credit facility was used to provide collateral to the Bolivian government on VAT refunds received (December 31, 2023 – BOL $1,002 ($144 USD)).

The Company also has an unsecured revolving credit facility for working capital requirements and a loan guarantee with Banco de Crédito de Bolivia S.A. for a total of BOL 52,332 ($7,519). The credit facility has a weighted average fixed interest rate of 6.0% per annum and the weighted average interest rate on the loan guarantee facility is 2.0%. As at December 31, 2024, BOL 52,332 ($7,519) (December 31, 2023 - BOL 42,622 ($6,124)) was drawn down on the credit facility and $nil (December 31, 2023 - BOL 988 ($142)) was used on the loan guarantee. The credit facility has varying maturity dates between January 2025 and June 2025. The loan guarantee is used for the purpose of providing collateral to the Bolivian government for VAT refunds collected prior to the completion of the audit process by the Bolivian tax authority. All credit facilities are denominated in Bolivian Bolivianos.

39

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

11. LOANS PAYABLE (continued)

b)	Bank loan

The Company had an interest-bearing non-renewable loan with Banco BISA S.A. at a fixed interest rate of 5.50% per annum with quarterly principal repayments of 4,287 BOL ($616) plus accrued interest. The loan was obtained for the financing of capital expenditures and is secured by the Porco processing plant. The principal balance outstanding as at December 31, 2023, was $nil as the loan matured on December 20, 2023.

c)	Trafigura loan facility

On April 23, 2021, in connection with the acquisition of Zimapan, Trafigura Mexico, S.A. de C.V. (“Trafigura”) loaned the Company $17,616 under a new loan facility (“Trafigura Loan Facility”), which included the recapitalization of $2,616 of indebtedness outstanding under the 2020 Facility in addition to the new $15,000 loan amount. The Trafigura Loan Facility is denominated in $USD and is for a period of 42 months at an annual interest rate of 1-month SOFR + 6.5%, approximately 10.99% (approximately 12.23% as at December 31, 2023), repayable in monthly installments of principal plus accrued interest for the respective period.

The Trafigura Loan Facility is secured by a first charge over all Zimapan Mine assets and all other material rights and properties owned by Carrizal Mining. In addition, the Company issued to Trafigura 28,000,000 warrants (“Trafigura Warrants”), each Trafigura Warrant exercisable into a Santacruz common share at C$0.395 per share, for a period of 12 months with respect to 7,280,000 of the Trafigura Warrants and 42 months with respect to the remaining 20,720,000 Trafigura Warrants. As at December 31, 2024, a total of 13,280,000 Trafigura Warrants were exercised for gross proceeds to the Company of $4,049 (C$5,246) (December 31, 2023 - 13,280,000 warrants for proceeds of $4,049 (C$5,246)). On October 24, 2024 the 14,720,000 Trafigura Warrants expired unexercised.

The Trafigura Loan Facility was initially measured at a fair value of $13,795, which has been classified as a financial liability, and is subsequently measured at amortized cost, which is being accreted to the principal amount over the term of the Trafigura Loan Facility at an effective interest rate of 21.66%. The fair value of the Trafigura Warrants at the time of issuance was determined to be $3,821, being the residual amount of the total Trafigura Loan Facility after deducting its fair value.

Pursuant to the Trafigura Loan Facility, Trafigura will have the right to offset payments owing by Trafigura to Carrizal Mining and/or its affiliates under existing commodity purchase and sale agreements against payments owing by Carrizal Mining to Trafigura under the Trafigura Loan. No offsets were made as of December 31, 2024.

In the fourth quarter of 2023, the Company was granted a principal repayment holiday period from September 2023 to March 2024, effectively extending the Trafigura Loan Facility maturity date from November 2024 to May 2025. In September 2024 the Company paid $2,700 to Trafigura which covered $1,933 of principal and $767 of accrued interest and entered into a new amended and restated agreement to settle the outstanding principal amount of $4,156. The amended agreement is the same annual interest rate as the original agreement (1-month SOFR + 6.5%) and is for a period of 36 months, ending on October31, 2027 repayable in monthly installments of principal plus accrued interest for the respective period.

The Company is fully compliant with all financial covenants stipulated in the agreement; however, it did not meet the requirement to deliver its annual financial statements by April 30, 2025, due to delays in the issuance of the audited reports. Trafigura has granted a formal waiver, confirming that the delayed submission of the financial statements does not constitute a breach of covenants.

40

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

11. LOANS PAYABLE (continued)

d)	Other loans payable

In the fourth quarter of 2022, the Company entered into contracts to sell trucks and machinery, and the net proceeds totaled $1,310. The Company subsequently leased the trucks and machinery back from the counterparty for a period of five years at a financing charge of 10.0% per annum, and is required to make quarterly lease payments plus accrued interest.

As the contracts provide the Company the right to repurchase the trucks and machinery at the end of the term for their residual value of 1%, the Company has an irrevocable right to repurchase the assets, and control of the assets did not transfer to the counterparty. Hence, these contracts are accounted for as financing transactions in accordance with IFRS 9 - Financial Instruments, rather than as sale and leaseback transactions under IFRS 16 - Leases.

In accordance with IFRS 9, these contracts were recorded as a financial liability at amortized cost using the effective interest rate method. As at December 31, 2024, the financial liability was $745 (December 31, 2023 - $950). No interest expense was accrued as it was immaterial.

e)	Promissory notes

On February 20th, 2025 the Company completed an offering of $70,000 BOB ($10,057) in promissory notes under its San Lucas Promissory Notes Issuance program. The San Lucas Promissory Notes Issuance program allows the Company to issue up to $140,000 BOB ($20,115) in the Bolivian Stock market (Bolsa Boliviana de Valores). The notes are denominated in Bolivian Bolivianos and have a 6.25% interest rate and a maturity date of February 15th, 2026 and are unsecured.

f)	Bonds

On December 30, 2024, the Financial System Supervisory Authority (ASFI) authorized the San Lucas Bonds Program. The San Lucas Bonds program allows the Company to issue up to $40,000 of unsecured bonds in the Bolivian Stock market (Bolsa Boliviana de Valores), the bonds can be denominated in $USD or Bolivian Bolivianos. As at December 31, 2024, no bonds have been issued under the program.

41

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

12. OTHER LIABILITIES

A summary of the Company’s other liabilities is as follows:

	December 31, 2024	December 31, 2023 (Restated Note 3)	January 1, 2023 (Restated Note 3)
	$	$
Post Employment Benefits (note 12(a))	10,236	12,631	10,268
Deferred revenue (note 12(b))	-	3,615	6,397
Lease liability	650	1,998	1,561
Bolivia uncertain tax position financing arrangement (note 18(c))	5,974	-	-
Other taxes payable (note 12(c))	6,976	11,511	5,003
Long-term portion of current income taxes payable	1,503	10,238	9,001
Participation payable to COMIBOL for interest in joint operation (note 12(d))	8,977	5,646	-
Other liabilities	1,714	718	352
Balance, end of the period	36,030	46,357	32,582
Less: current portion	13,522	14,401	12,666
Non-current portion	22,508	31,956	19,916

a)	Post-employment benefits

As at December 31, 2024, the Company recognized a provision of $1,473 ($1,510 as at December 31, 2023) for payments that must be made to employees upon termination of employment which is required by Mexican labour legislation. A provision of $8,763 ($11,121 as at December 31, 2023) has been recognized in Bolivia which entitles employees to receive a payment after five years of employment, if the employee resigns or is terminated before the 5-year period they are entitled to receive the amount accrued at the time of separation. Based on expected employee turnover, these provisions are considered non-current.

b)	Deferred revenue

Deferred revenue represents the amount of funds for which the Company has received as advance payments for concentrate sales from its customers prior to satisfying the performance obligations under IFRS 15 – Revenue from Contracts with Customers to recognize the receipt as revenue.

c)	Other taxes payable

Other taxes payable includes amounts payable to the Mexican and Bolivian tax authorities for miscellaneous taxes such as payroll taxes, withholding taxes, VAT payables and income taxes from prior periods which are being paid under an installment plan.

d)	Participation payable to COMIBOL for interest in joint operation

The net participation payable from COMIBOL is derived from the Illapa Joint Operation. The Company is solely responsible for 100% of certain transactions specified in the agreement, such transactions are recorded as liabilities where there is a net amount payable to COMIBOL.

42

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

13. DECOMMISSIONING AND RESTORATION PROVISION

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining operation. Movements in decommissioning liabilities during the years ended December 31, 2024 and 2023 are allocated as follows:

	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Total
	$	$	$	$	$	$
Balance, January 1, 2023 (Restated Note 3)	3,529	5,278	4,716	2,533	4,562	20,618
Change in estimate	(263)	(77)	1,356	148	1,038	2,202
Reclamation work performed	(287)	(97)	(141)	(1)	-	(526)
Accretion	126	192	161	93	465	1,037
Foreign exchange gain	-	-	-	-	176	176
Balance, December 31, 2023 (Restated Note 3)	3,105	5,296	6,092	2,773	6,241	23,507
Less: current portion	305	435	567	89	-	1,396
Non-current portion	2,800	4,861	5,525	2,684	6,241	22,111

Balance, December 31, 2023 (Restated Note 3)	3,105	5,296	6,092	2,773	6,241	23,507
Change in estimate	479	522	1,105	92	(446)	1,752
Reclamation work performed	(192)	(8)	(83)	(81)	(74)	(438)
Accretion	274	446	429	222	524	1,895
Foreign exchange gain	-	-	-	-	(1,040)	(1,040)
Balance, December 31, 2024	3,666	6,256	7,543	3,006	5,205	25,676
Less: current portion	73	20	476	70	-	639
Non-current portion	3,593	6,236	7,067	2,936	5,205	25,037

A provision for decommissioning liabilities is estimated based on current regulatory requirements and is recognized at the present value of such costs. The expected timing of cash flows in respect of the provision is based on the estimated life of the Company’s mining operations.

	Decommissioning and restoration provisions – December 31, 2024
	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan
Undiscounted uninflated estimated cash flow	3,587	6,119	7,333	2,917	8,032
Discount rate	9.3%	9.3%	9.6%	9.6%	10.1%
Inflation rate	10.0%	10.0%	10.0%	10.0%	3.7%

	Decommissioning and restoration provisions - December 31, 2023
	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan
Undiscounted uninflated estimated cash flow	3,758	6,345	7,862	3,608	9,116
Discount rate	8.1%	8.2%	8.2%	8.1%	9.3%
Inflation rate	3.5%	3.5%	3.5%	3.5%	3.5%

43

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

14. SHARE CAPITAL

a) Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value.

b) Issued – share capital

During the year ended December 31, 2024, the Company issued 4,864,400 shares from the exercise of options for proceeds of $642.

During the year ended December 31, 2023, the Company issued 3,724,500 shares from the exercise of warrants for proceeds of $987 and 800,000 shares from the exercise of options for proceeds of $225.

c) Stock options

On September 16, 2024, the Company’s shareholders approved the omnibus equity incentive plan (the “Omnibus Incentive Plan”).

Pursuant to the Omnibus Incentive Plan, the Company may grant Options, RSUs, PSUs, and DSUs to directors, officers, employees, management company employees, and consultants of the Company and its subsidiaries. The maximum number of shares available for issuance under the Omnibus Incentive Plan is limited to 10% of the issued and outstanding common shares.

Pursuant to the Omnibus Incentive Plan, Options granted have a maximum term of ten years and the vesting provisions of options granted are at the discretion of the Board of Directors. Options are non-transferrable and the exercise price of the options shall be determined by the Board of Directors at the time the Options are granted but in no event shall be lower than the discounted market price permitted by the TSX-V.

The following is a summary of the Company’s stock options for the year ended December 31, 2024 and year ended December 31, 2023:

	Number of stock options	Weighted average exercise price
	#	C$
Balance, January 1, 2023	23,714,400	0.40
Granted	1,000,000	0.41
Exercised	(800,000)	0.39
Cancelled	(200,000)	0.39
Balance, December 31, 2023	23,714,400	0.40
Granted	2,350,000	0.40
Exercised	(4,864,400)	0.42
Cancelled	(6,900,000)	0.43
Balance, December 31, 2024	14,300,000	0.38

44

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

14. SHARE CAPITAL (continued)

As at December 31, 2024, the Company had the following stock options outstanding:

	Options outstanding			Options exercisable
Date of expiry	Number of options	Weighted average exercise price	Weighted average remaining years	Number of options	Weighted average exercise price	Weighted average remaining years
	#	C$	Years	#	C$	Years
May 7, 2026	12,450,000	0.47	1.35	12,450,000	0.47	1.35
January 09, 2028	-	-	-	-	-	-
August 01, 2029	1,850,000	0.40	4.59	-	-	-
	14,300,000	0.41	1.17	12,450,000	0.47	1.35

During the year ended December 31, 2024, the Company granted a total of 2,350,000 stock options with a fair value of $425 and cancelled 500,000 unvested stock options which resulted in ($164) being recognized in operating expenses during the year ended December 31, 2024 (2023 - 1,000,000 stock options with a fair value of $213, of which $171 was recognized in operating expenses during the year ended December 31, 2023).

The weighted average assumptions used in the Black-Scholes option pricing model were as follows:

Assumption	Based on	2024	2023
Risk-free rate (%)	Yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life	3.02%	3.37%
Expected life (years)	Expiry term of the options	5 years	5 years
Expected volatility (%)	Historical volatility of the Company’s share price	87.08%	86.42%
Dividend yield (%)	Annualized dividend rate as of the date of grant	nil	nil

The weighted average closing share price on the date of the option exercises for the year ended December 31, 2024 was C$0.42 per share (year ended December 31, 2023 - C$0.42).

d) Warrants

The following is a summary of the Company’s warrants for the year ended December 31, 2024 and year ended December 31, 2023:

	Number of warrants	Weighted average exercise price
	#	C$
Balance, January 1, 2023	107,474,718	0.38
Exercised	(3,724,500)	0.38
Expired	(40,528,257)	0.30
Balance, December 31, 2023	63,221,961	0.44
Expired	(63,221,961)	0.43
Balance, December 31, 2024	-	-

All of the remaining 14,720,000 outstanding warrants as at December 31, 2023 and 2024 expired unexercised on October 24, 2024. When the warrants expired, the share-based compensation reserve corresponding to the warrants was transferred to contributed surplus.

45

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

14. SHARE CAPITAL (continued)

e) Restricted Share Units (RSU)

RSUs are non-transferrable awards for service which upon vesting and settlement entitle the recipient to receive cash or common shares of equivalent value. The choice of settlement method is at the Company’s sole discretion and the RSUs have been accounted for assuming they will be settled through equity. Vesting conditions for RSUs are set by the Board of Directors, no RSUs granted shall vest earlier than one year or later than three years after the grant date, except in the sole discretion of the Board of Directors.

During the year ended December 31, 3024, the Company granted 825,000 RSUs with a weighted average grant date fair value of C$285 of which $34 was recognized in operating expenses during the year ended December 31, 2024 (2023 the Company granted $nil RSUs).

f) Deferred Share Units (DSU)

DSUs are non-transferrable awards that become payable upon termination of service of the participant. Vesting conditions for DSUs are set by the Board of Directors. Upon settlement, DSUs entitle the recipient to receive cash or common shares of an equivalent value. Timing of settlement after vesting occurs at the discretion of the participant and communicated to the Company by the participant in writing at least fifteen days prior to the designated day, or an earlier date as the participant and the Company pay agree. If no notice is given by the participant for a designated day, the DSUs shall be payable on the first anniversary of the date on which the participant’s termination of service, or any earlier period on which the DSUs vest, at the sole discretion of the participant.

During the year ended December 31, 3024, the Company granted 675,000 DSUs with a weighted average grant date fair value of C$233 of which $42 was recognized in operating expenses during the year ended December 31, 2024 (2023 the Company granted $nil DSUs).

g) Performance Share Units (PSU)

PSUs are non-transferrable awards that will vest and become payable upon the attainment of performance criteria within a certain period, which criteria and period shall be selected, settled and determine by the Board of Directors. PSUs are settled through cash or the issuance of common shares of equivalent value. The choice of settlement method is at the Company’s sole discretion.

During the year ended December 31, 3024, the Company granted 1,000,000 DSUs with a weighted average grant date fair value of C$207 of which $62 was recognized in operating expenses during the year ended December 31, 2024 (2023 the Company granted $nil PSUs).

46

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

15. COST OF SALES

Cost of sales excluding depletion, depreciation and amortization are costs that directly relate to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Year ended December 31,
	2024	2023 (Restated Note 3)
	$	$
Consumables and materials	18,527	16,929
Energy	4,502	4,732
Insurance	3,236	3,468
Mining and plant maintenance costs	90,851	79,162
Ore and concentrate purchase costs	46,610	37,259
Other costs	895	13,958
Production Costs	164,621	155,508
Transportation and other selling costs	23,551	25,669
Mining royalties expense	11,713	12,614
Finished goods inventory changes	6,170	5,641
Cost of sales	206,055	199,432

(1) Mine royalty expense relates to the mining royalty due to the Bolivian government as a result of mining operations at the Sinchi Wayra and Illapa Business.

16. GENERAL AND ADMINISTRATIVE EXPENSES

A summary of the Company’s operating expenses is as follows:

	Year ended December 31,
	2024	2023 (Restated Note 3)
	$	$
Community relationship	2,106	2,007
Corporate administration	2,717	3,457
Professional fees	2,427	3,156
Salaries and benefits	11,960	12,183
Tax penalties and inflation charges	5,097	5,485
	24,307	26,288

47

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

17. FINANCE COSTS

A summary of the Company’s finance costs (income) is as follows:

	Year ended December 31,
	2024	2023 (Restated Note 3)
	$	$
Accretion of consideration payable (note 10)	1,578	6,237
Accretion of decommissioning provisions (note 13)	1,895	1,037
Accretion of Trafigura Facility Loan (note 11)	547	693
Accretion (income) of receivable from COMIBOL (note 6(a))	(2,924)	(2,796)
Financing charge on leases	189	29
Loss on change in fair value of consideration payable (note 10)	13,472	(3,853)
Loss on re-estimation of cash flows related to CAPEX receivable (note 6(a))	1,868	1,917
Interest expense, carrying and finance charges	1,488	2,036
Interest (income)	(480)	(584)
Other expense income	599	167
	18,232	4,883

18. INCOME TAX

a)	Income tax expense

A summary of the Company’s income tax expense is as follows:

	Year ended December 31,
	2024	2023 (Restated Note 3)
	$	$
Current tax expense	27,976	12,492
Deferred tax (recovery)	(424)	(9,396)
Income tax expense	27,552	3,096

A summary of the Company’s reconciliation of income taxes at statutory rates for the year ended December 31, 2024 and 2023, is as follows:

	Year ended December 31,
	2024	2023 (Restated Note 3)
	$	$
Income before income taxes	192,036	(7,912)
Combined federal and provincial statutory income tax rates	27%	27%
Income tax expense (recovery) at statutory rates	51,850	(2,136)

Permanent differences	(29,175)	(475)
Change due to differences in tax rates	7,128	(2,082)
Inflation adjustment	(402)	(484)
Change due to foreign translation	29	(365)
Deferred tax assets not recognized	(3,991)	7,287
Mexico mining royalty tax	608	(1,020)
Tax effect of investment in subsidiaries	1,044	(862)
Other	461	3,233
Income tax expense (recovery)	27,552	3,096

48

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

18. INCOME TAX EXPENSE (continued)

b)	Deferred taxes

The significant components of the Company’s deferred tax assets are as follows:

	December 31, 2024	December 31, 2023 (Restated Note 3)	January 1, 2023 (Restated Note 3)
	$	$	$
Trade and other receivables	1,346	1,665	3,987
Other liabilities	5,431	5,101	3,969
Mineral properties, plant and equipment	2,048	1,420	2,434
Decommissioning and restoration provision	2,554	2,372	1,871
Non-capital losses	2,813	5,061	3,566
Capital losses	4,607	-	-
Inventories	858	916	429
Other assets	497	401	291
Mining tax	128	387	-
Other	164	228	367
Deferred tax assets	20,446	17,551	16,914

The significant components of the Company’s deferred tax liabilities are as follows:

	December 31, 2024	December 31, 2023 (Restated Note 3)	January 1, 2023 (Restated Note 3)
	$	$	$
Mineral properties, plant and equipment	(17,773)	(14,793)	(23,249)
Investment in subsidiaries	(5,954)	(4,910)	(5,772)
Other liabilities	-	-	(1,435)
Inventories	(256)	(1,511)	(1,578)
Trade payables and accrued liabilities	(160)	(793)	(1,285)
COMIBOL initial investment period CAPEX receivable	(7,934)	(7,538)	(4,701)
Other	-	(66)	(347)
Deferred tax liabilities	(32,077)	(29,611)	(38,367)

The following table reconciles the deferred tax assets and liabilities to the Consolidated Statements of Financial Position:

	December 31, 2024	December 31, 2023 (Restated Note 3)	January 1, 2023 (Restated Note 3)
	$	$	$
Deferred tax assets	9,602	7,151	352
Deferred tax liabilities	(21,233)	(19,211)	(21,806)
	(11,631)	(12,060)	(21,454)

Deferred tax assets and liabilities that are probable to be utilized are offset if they relate to the same taxable entity and same taxation authority. Future potential tax deductions that do not offset deferred tax liabilities are considered to be deferred tax assets.

As at December 31, 2024, the Company had unrecognized capital losses of approximately $16,355 (December 31, 2023 - $56,929) that arose in Canada, the capital losses can be carried forward indefinitely.

At December 31, 2024 the Company has unrecognized taxable temporary differences of $109,706 (December 31, 2023 - $105,098) for taxes that would be payable on the unremitted earnings of certain subsidiaries of the Company.

49

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

18. INCOME TAX EXPENSE (continued)

c)	Bolivia uncertain income tax position relating to tax year 2017

As part of the Acquisition, the Company assumed potential pre-acquisition income tax liabilities for Bolivia’s 2017 tax year related to decommissioning and restoration provisions, depreciation of mineral properties, plant and equipment, undeclared income, and non-deductible expenses in the determination of the Bolivian current income tax. In the second quarter of 2023, the Company received notification from the Bolivian tax authorities on its decision to deny an appeal and confirmed the tax reassessment of $16,998, which includes tax interest and penalties. The Company and the Bolivian tax authorities agreed on a financing arrangement (“financing arrangement”) by making an initial deposit of $5,816 (which represents 35% of the total balance) in the second quarter of 2023, and monthly instalments for the remaining balance of $10,801 over the next five years to June 2028.

The Company is challenging the Bolivian tax authorities’ decision and has filed legal proceedings with the Supreme Court of Justice and the Constitutional Court in Bolivia.

As the matter relates to income tax, and there is uncertainty over whether the relevant authorities will accept the current tax treatment under the Bolivian tax law, management believes that it meets the definition of an uncertain tax treatment and this in within the scope of IAS 12 – Income Taxes and IFRIC 23 – Uncertainty over Income Tax Treatments. In accordance with IFRIC 23, an entity shall consider whether it is probable (more likely than not) that a taxation authority will accept an uncertain tax treatment. If an entity concludes it is probable that a taxation authority will accept an uncertain tax treatment, the entity shall determine the taxable income or loss consistent with the tax treatment applied in its income tax filings.

Pursuant to the Sinchiwayra and Illapa acquisition agreements, Glencore has agreed to indemnify the Company for up to a maximum of $25,000, in aggregate, for all claims and liabilities arising from the acquisition. Such indemnification would, subject to such cap and certain conditions, extend to income tax liabilities. In the unlikely event that the Company exhausts all avenues and receives an unfavourable ruling, the Company is indemnified by the acquisition agreements and would not be liable for any income tax liability up to $25,000.

The Company obtained legal advice to assess the probability of a final favourable ruling from its legal proceedings and the acceptance of the current tax treatments of the various tax items. Based on the legal assessment, the Company believes it is probable that the current tax treatments will be accepted as it has a strong substantive defense. Accordingly, the Company believes there is no current tax liability and has not recognized an expense related to this matter as at December 31, 2024.

As at December 31, 2024, the Company has already remitted tax instalments totaling $9,246 inclusive of interest and penalties to the Bolivian tax authorities based on the financing arrangement. The Company has recognized a liability of $5,980 to account for the obligation to make the remaining payments under the financing arrangement (Note 11). The Company needs to continue to make payments under the financing arrangement until there is final legal resolution to avoid adverse actions from the taxation authorities such as the seizing of bank accounts. However, as the Company believes the current tax owing related to this matter is $nil and the amounts paid will ultimately be refunded to the Company, the total payment made to date of $9,246 and the liability for the remaining outstanding payments of $5,980, under the financing arrangement have been recognized as “trade and other receivables” (Note 6).

On January 7, 2025 the Supreme Court of Justice ruled in favor of the Company by issuing sentence 188/2025 which nullified the previous rulings in favor of the tax authority and requires the Tax authority issue a new assessment that is legally compliant, at that point management will determine whether or not to accept the new assessment or could challenge it again. Management expects that the tax authority will exercise its right to appeal the decision within six months of the sentence. An appeal of the sentence would not affect management’s current legal assessment which believes that it is probable that the current tax treatments will be accepted. Accordingly, the Company believes there is no current tax liability and has not recognized an expense related to this matter as at December 31, 2024.

50

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

19. CAPITAL MANAGEMENT

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company’s capital structure consists of shareholders’ equity (comprising issued capital plus equity reserves plus deficit) with a shareholders’ equity of $131,347 as at December 31, 2024 (December 31, 2023 - $(33,778)).

The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company is not subject to any externally imposed capital requirements with the exception of compliance with covenants for the Trafigura Loan Facility, see note 11(c) for details.

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying amounts of the Company’s financial assets and financial liabilities by category are as follows:

December 31, 2024	Amortized cost	FVTPL	Total
	$	$	$
Financial assets
Cash and cash equivalents	35,721	-	35,721
Trade and other receivables	24,462	17,402	41,864
	60,183	17,402	77,585
Financial liabilities
Trade payables and accrued liabilities	49,937	-	49,937
Consideration payable	34,625	10,158	44,783
Loans payable	19,569	-	19,569
Other liabilities	36,030	-	36,030
	140,161	10,158	150,319

December 31, 2023 (Restated Note 3)
Financial assets
Cash and cash equivalents	4,947	-	4,947
Trade and other receivables	22,855	9,896	32,751
	27,802	9,896	37,698
Financial liabilities
Trade payables and accrued liabilities	59,271	-	59,271
Consideration payable	147,886	15,102	162,988
Loans payable	17,775	-	17,775
Other liabilities	46,357	-	46,357
	271,289	15,102	286,391

The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3: Inputs for the asset or liability based on unobservable market data.

Trade receivables are measured at fair value using Level 2 inputs. The fair value of trade receivables is measured based on inputs other than quoted prices for the underlying commodity prices (silver, lead, zinc, copper) to which the receivable relates as the trade receivables are provisionally priced at the time of sale.

51

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The carrying values of cash and cash equivalents, other receivables, and trade payables and accrued liabilities approximate their fair values because of their short-term nature.

The fair value of the loans payable for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of future cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the consolidated statements of financial position at fair value on a recurring basis were categorized as follows:

	December 31, 2024			December 31, 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Assets
Trade and other receivables	-	17,402	-	-	9,896	-
	-	17,402	-	-	9,896	-

Liabilities
Consideration payable	-	-	10,158	-	-	15,102
	-	-	10,158	-	-	15,102

The majority of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for silver, zinc and lead and the London Bullion Market Association P.M. fix for silver.

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2023.

52

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables.

The Company has concentrate contracts to sell the zinc, lead and copper concentrates produced by all of the Company’s mines. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour purchase arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At December 31, 2024, the Company had receivable balances associated with buyers of its concentrates of $17,402 (December 31, 2023 - $9,835). The vast majority of the Company’s concentrate is sold to well-known concentrate buyers.

The following financial assets represent the maximum credit risk to the Company:

	December 31, 2024	December 31, 2023
	$	$
Cash and cash equivalents	35,721	4,947
Trade and other receivables	41,864	32,690
Prepaid expenses and deposits	5,656	5,536

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, trading counterparties and customers. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

53

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following tables summarize the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments on an undiscounted basis at December 31, 2024:

	<1 year	1 – 2 years	2 – 5 years	>5 years	Total
	$	$	$	$	$
Trade payables and accrued liabilities	41,329	8,608	-	-	49,937
Consideration payable – base purchase price (1)	10,000	10,000	40,000	20,000	80,000
Consideration payable – CVR & additional payments	1,118	3,499	6,468	1,272	12,357
Loans payable	16,432	3,137	-	-	19,569
Lease payments	704	23	-	-	727
	69,583	25,268	46,468	21,272	162,590
(1)	The Base Purchase Price, as disclosed in Note 9(a)(i), includes acceleration options that enable the Company to repay less than the contractually committed amounts as presented in the table above. The Company continues to monitor its liquidity position and will determine prior to November 1, 2025 whether it will exercise the first acceleration option available to the Company.

Currency risk

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

The sensitivity of the Company’s net loss to changes in the exchange rate between the US dollar and the Bolivian boliviano, the Mexican peso and the Canadian dollar, would be as follows: a 1% change in the US dollar exchange rate relative to the Bolivian boliviano would change the Company’s net income by approximately $506, a 1% change in the US dollar exchange rate relative to the Mexican peso would change the Company’s net loss by approximately $103, and a 1% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by approximately ($35).

54

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company’s financial assets and liabilities as at December 31, 2024 are denominated in Canadian dollars, US dollars, Bolivian bolivianos and Mexican pesos and translated to US dollars as follows:

	CAD	BOB	USD	MXN	Total
	$	$	$	$	$
Financial assets
Cash and cash equivalents	58	3,109	31,434	1,120	35,721
Trade and other receivables	15,806	24,814	1,142	102	41,864
	15,864	27,923	32,576	1,222	77,585

Financial liabilities
Trade payables and accrued liabilities	419	42,890	4,938	1,690	49,937
Consideration payable	-	-	44,783	-	44,783
Loans payable	-	15,536	4,033	-	19,569
Other liabilities	-	13,374	10,690	11,965	36,029
	419	71,800	64,444	13,655	150,318
Net financial assets (liabilities)	15,445	(43,877)	(31,868)	(12,433)	(72,733)

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. As at December 31, 2024, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its consideration payable, debt facilities and lease liabilities. Based on the Company’s interest rate exposure at December 31, 2024, a change of 1% increase or decrease of market interest rate would impact the Company’s income or loss by approximately $202.

Price risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, zinc, lead and copper. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metal.

55

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

21. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

The Company’s related parties include its subsidiaries, joint arrangements and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. All related party transactions for the year ended December 31, 2024 and 2023, have been disclosed in these consolidated financial statements.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Remuneration of key management personnel

Key management includes directors of the Company, the CEO, the CFO, the Executive Chairman, and other members of key management. Compensation to key management personnel was as follows:

	Year ended December 31, 2024	Year ended December 31, 2023
	$	$
Management and consulting fees	2,806	2,571
Share-based compensation	61	229
	2,867	2,800

Of the $2,806 in management and consulting fees incurred with related parties during the year ended December 31, 2024, $158 and $2,648, respectively (2023 - $101 and $2,470, respectively) was related to directors’ fees and $2,648 (2023 - $2,470), was related to management fees.

22. SEGMENT INFORMATION

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management team, collectively the chief operating decision maker (“CODM”), in assessing performance and in determining the allocation of resources. The Company primarily manages its business by looking at individual producing and developing resource projects as well as the aggregate of the exploration and evaluation properties and typically segregate these projects between production, development, and exploration.

a)	Operating segments

The following reportable operating segments have been identified: the Bolivar mine and processing plant, the Porco mine and processing plant, the Caballo Blanco Group which includes the Tres Amigos, Colquechaquita mines and the Don Diego processing plant, the San Lucas Group which includes the Reserva mine and San Lucas feed sourcing business, Zimapan mine and processing plant, and Corporate and Other activities. The corporate division earns income that is considered incidental to the Company’s activities and therefore does not meet the definition of an operating segment.

(1) In the following tables it should be noted that the CODM reviews Bolivar and Porco revenues, cost of sales information, capital expenditures, total assets and total liabilities on a 100% basis whereas this financial information is recorded at 45% in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss).

56

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

22. SEGMENT INFORMATION (continued)

In the third quarter of 2024, the Company changed its business process and began feeding all of Reserva’s ore to the San Lucas feed sourcing business instead of combining it with the other mines in the Caballo Blanco Group. The change in business process has changed the manner in which information is reviewed by the CODM and the operating segments have been updated to present the Reserva mine as part of the San Lucas Group.

Management has prepared the segmented information showing the assets, liabilities and capital expenditures of Reserva under the old basis within the Caballo Blanco Group and under the new basis within the San Lucas Group. Management was unable to present the operating results of Revenues, Mine Operating Costs and Gross profit because the necessary information is not available and the cost to develop it would be excessive. Refer to the tables below to see the information of assets, liabilities and capital expenditures prepared using the old basis and the new basis.

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

Year ended December 31, 2024	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Revenues	84,160	40,168	68,239	80,719	81,688	-	(66,863)	(5,124)	282,987
Mine operating costs
Cost of sales	(53,089)	(34,134)	(46,117)	(70,232)	(55,094)	-	47,487	5,124	(206,055)
Depletion and amortization	(11,122)	(3,385)	(7,191)	(888)	(7,684)	-	10,564	-	(19,706)
	(64,211)	(37,519)	(53,308)	(71,120)	(62,778)	-	58,051	5,124	(225,761)
Gross profit	19,949	2,649	14,931	9,599	18,910	-	(8,812)	-	57,226

Year ended December 31, 2023	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Revenues	59,237	26,670	73,528	108,661	54,034	-	(41,778)	(29,096)	251,256
Mine operating costs
Cost of sales	(48,543)	(28,934)	(47,731)	(100,367)	(45,167)	-	42,214	29,096	(199,432)
Depletion and amortization	(12,355)	(7,705)	(14,171)	(11)	(3,946)	-	12,229	-	(25,959)
Impairment	(30,734)	(19,560)	-	-	-		27,662		(22,632)
	(91,632)	(56,199)	(61,902)	(100,378)	(49,113)	-	82,105	29,096	(248,023)
Gross profit	(32,395)	(29,529)	11,626	8,283	4,921	-	40,327	-	3,233

57

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

22. SEGMENT INFORMATION (continued)

The following tables show the Reserva Mine’s capital expenditures, assets and liabilities reported in Caballo Blanco (under the old basis of reporting):

As at December 31, 2024	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Capital expenditures	7,309	3,756	8,375	896	9,642	-	(7,359)	-	22,619
Total assets	119,275	72,971	105,462	76,886	59,878	16,582	(77,029)	-	374,025
Total liabilities	(47,244)	(31,169)	(63,819)	(40,832)	(40,292)	(45,039)	25,717	-	(242,678)

As at December 31, 2023	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Capital expenditures	11,198	1,740	9,987	-	5,862	-	(6,652)	-	22,135
Total assets	99,308	54,932	74,154	54,750	41,742	57,098	(65,213)	-	316,771
Total liabilities	(44,018)	(25,617)	(59,781)	(29,791)	(43,102)	(174,807)	26,567	-	(350,549)

The following tables show the Reserva Mine’s capital expenditures, assets and liabilities reported in the San Lucas Group (under the new basis of reporting):

As at December 31, 2024	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Capital expenditures	7,309	3,756	6,588	2,683	9,642	-	(7,359)	-	22,619
Total assets	119,275	72,971	92,386	89,962	59,878	16,582	(77,029)	-	374,025
Total liabilities	(47,244)	(31,169)	(7,985)	(96,666)	(40,292)	(45,039)	25,717	-	(242,678)

As at December 31, 2023	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Capital expenditures	11,198	1,740	7,387	2,600	5,862	-	(6,652)	-	22,135
Total assets	99,308	54,932	70,700	58,204	41,742	57,098	(65,213)	-	316,771
Total liabilities	(44,018)	(25,617)	(70,769)	(18,803)	(43,102)	(174,807)	26,567	-	(350,549)

58

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

22. SEGMENT INFORMATION (continued)

b)	Segment revenue by location and major customers

Year ended December 31, 2024	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Silver	44,525	13,477	26,105	25,237	40,717	-	-	-	150,061
Zinc	45,036	27,943	42,754	60,148	13,942	-	-	-	189,823
Lead	2,782	1,500	4,398	2,934	8,693	-	-	-	20,307
Copper	-	-	-	-	32,787	-	-	-	32,787
Illapa joint operation 55% int.	-	-	-	-	-	-	(66,863)	-	(66,863)
Intercompany transactions	1,088	1,670	2,366	-	-	-	-	(5,124)	-
Provisional pricing adjustments	1,650	1,619	1,979	(636)	7,293	-	-	-	11,905
Smelting and refining costs	(10,921)	(6,041)	(9,363)	(6,964)	(21,744)	-	-	-	(55,033)
Sales to external customers	84,160	40,168	68,239	80,719	81,688	-	(66,863)	(5,124)	282,987

Year ended December 31, 2023	Bolivar	Porco	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate and other	Illapa Joint Operation eliminations(1)	Inter-company eliminations	Total
Country	Bolivia	Bolivia	Bolivia	Bolivia	Mexico		Bolivia	Bolivia
	$	$	$	$	$	$	$	$	$
Silver	26,853	3,926	19,849	58,721	27,451	-	-	-	136,800
Zinc	37,484	26,676	45,161	66,338	28,193	-	-	-	203,852
Lead	2,066	-	4,073	9,913	9,333	-	-	-	25,385
Copper	-	-	-	-	9,991	-	-	-	9,991
Illapa joint operation 55% int.	-	-	-	-	-	-	(41,778)	-	(41,778)
Intercompany transactions	5,946	4,001	19,149	-	-	-	-	(29,096)	-
Provisional pricing adjustments	(2,156)	(1,496)	(2,365)	(1,413)	274	-	-	-	(7,156)
Smelting and refining costs	(10,956)	(6,437)	(12,339)	(24,898)	(21,208)	-	-	-	(75,838)
Sales to external customers	59,237	26,670	73,528	108,661	54,034	-	(41,778)	(29,096)	251,256

During the year ended December 31, 2024, the Company had two customers (2023 – two customers). One customer accounted for 71% of the total sales revenue for the year ended December 31, 2024 (2023 – 78%). The other customer accounted for the remaining 29% of the total sales revenue for the year ended December 31, 2024 (2023 – 22%).

59

SANTACRUZ SILVER MINING LTD.

Notes to the Consolidated Financial Statements

Years ended December 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise noted)

23. EARNINGS PER SHARE

Earnings (loss) per share for the Company was calculated based on the following:

	Year ended December 31,
	2024	2023 (Restated Note 3)
	$	$
Net income (loss) for the period	164,484	(11,008)
Weighted average number of shares outstanding	353,755,953	349,941,159
Earnings (loss) per share – basic	0.46	(0.03)

	Year ended December 31,
	2024	2023 (Restated Note 3)
	$	$
Net income (loss) for the period	164,484	(11,008)
Weighted average number of shares outstanding	356,255,953	349,941,159
Incremental shares from options	-	2,358,058
Earnings (loss) per share – diluted	0.46	(0.03)

Earnings per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings per share reflects the potential dilution of common share equivalents, such as outstanding share options and warrants, RSUs, DSUs and PSUs in the weighted average number of common shares outstanding during the period, if dilutive.

The following securities could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings per share because they were anti-dilutive:

	2024	2023

Stock options	14,300,000	18,250,000
Warrants	-	63,221,961
	14,300,000	81,471,961

24. SUPPLEMENTAL CASH FLOW INFORMATION

A summary of the Company’s non-cash finance costs is as follows:

	Year ended December 31,
	2024	2023
	$	$
Accretion of consideration payable (note 10)	1,578	6,237
Accretion of decommissioning provision (note 13)	1,895	1,037
Accretion of Trafigura Loan Facility (note 11)	547	693
Accretion of COMIBOL initial investment CAPEX receivable (note 6(a))	(2,924)	(2,796)
Finance charges on leases	189	29
Loss on change in fair value of consideration payable (note 10)	13,472	(3,853)
Loss on re-estimation of cash flows related to CAPEX receivable	1,868	1,917
Interest expense on loans payable (note 10)	1,488	1,318
Other expense income	-	78
	18,113	4,660

60